U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
(Formerly Parentech, Inc.)

Delaware	11-3320709
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

402 West Broadway	2101
26th Floor	(Zip Code)
San Diego, California
(Address of principal executive offices)

Issuer’s telephone number, including area code: (619) 342-7440

Securities registered under Section 12(b) of the Act:

NONE

Securities registered under Section 12(g) of the Act:

COMMON STOCK, $.001 PAR VALUE
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Overview

Our company, Bridgetech Holdings International, Inc. (the “Company”) is an early-stage company focused primarily on the business of facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations. Our strategy is to focus on four key steps in this process: identifying appropriate drugs and other medical products for transfer, assisting in obtaining regulatory approval for those products, distributing the products once such approval is obtained and developing an education component, including a web portal, to disseminate information about healthcare and, more specifically, the products.

In furtherance of our strategy, we have entered into several important agreements. We have entered into agreements with the Mary Crowley Medical Research Center and the M.D. Anderson Cancer Center at the University of Texas to conduct clinical trials in China for these institutions and to commercialize products that they provide to us. We have entered into a joint venture agreement with Amcare Labs International, Inc., which is an affiliate of Johns Hopkins International Medical Laboratories, to establish a clinical research organization in China. We have also entered into two agreements with the Wu Jieping Medical Foundation. The first agreement with Wu Jieping provides the framework within which we and Wu Jieping will work together to build a healthcare web portal aimed at the China market. The second agreement is a distribution agreement designed to provide us with access to distribution channels into hospitals in China.

In addition, we have made several acquisitions of businesses that we believe to be complementary to our primary business, including a nurse recruitment and training business, a company that manages medical imaging centers and a radio frequency identification business focused on the healthcare market. In addition to being complementary to our primary business, we believe that these businesses have the potential to generate revenues and cash flows relatively quickly and, therefore, may be able to help us fund our operations in China.

The Company, which was formerly known as Parentech, Inc., has been through a series of significant corporate and managerial changes during the past year and is now run by a new management team. We have limited operations and have had limited revenues to date.

Corporate History

The corporation that is the original predecessor of the Company was originally incorporated in Delaware on June 4, 1991. From 1991 through 2002, this predecessor, which was originally named “Huggie Heart, Inc.,” engaged in several different businesses, a merger and several similar corporate transactions, and changed its name several times. In November 2002, this entity acquired Parentech, Inc., a Delaware corporation, and changed its name to “Parentech, Inc.”

From its acquisition of Parentech until the end of 2004, the Company’s primary business was designing, developing and marketing products intended to enhance the well-being of infants. In particular, the Company developed and sold the “Nature’s Cradle Sound and Motion System,” an infant environmental transition system designed to reduce the stress experienced by infants in the post partum period by simulating certain aspects of their pre-birth environment. This business, however, generated only minimal revenues and could not support the Company’s ongoing operations. By the end of 2004, the Company had begun to wind down its operations. By this time, those persons who had served as officers and directors of Parentech, other than Scott Landow, Parentech’s chief executive officer, had resigned, leaving Mr. Landow as the sole director and officer of the Company. On December 20, 2004, the Company filed notice of the termination of the registration of its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On January 10, 2005, Herbert Wong and Scott Landow formed Bridgetech Holdings International, Inc. under the laws of the State of Florida (“Old Bridgetech”). Old Bridgetech, which was privately-held, was formed to facilitate the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations.

Effective February 1, 2005, the Company caused a 1-for-200 reverse split of its outstanding shares of common stock. This reverse split resulted in a reduction of our outstanding shares of common stock from 42,401,593 to 212,008.

In February 2005, the Company entered into a transaction with Old Bridgetech whereby the Company issued 5,814,357 shares of common stock to the shareholders of Old Bridgetech in exchange for all of the outstanding stock of Old Bridgetech. In connection with this transaction, the Company changed its name to “Bridgetech Holdings International, Inc.” In addition, following this transaction, the Company named Herbert Wong its Executive Chairman, hired Michael D. Chermak to be its President and Chief Executive Officer, and hired Thomas C. Kuhn III to be its Chief Financial Officer. Mr. Landow, Parentech’s former President and Chief Executive Officer, is no longer employed by the Company, but continues to advise the Company as a consultant. In May of 2005, Mr. Wong resigned from the Company’s board of directors. Concurrent with this resignation, Mr. Chermak was elected Chairman of the Board and resigned from the position of President. Mr. Kuhn was elected to fill the position of President and Chief Operating Officer.

In April, 2006, four new independent directors were added to our Board of Directors. See “Directors, Executive Officers and Control Persons,” below.

Although the Company continues to sell small quantities of the Nature’s Cradle system, we are not actively developing this business and have ceased operations of all other businesses conducted by Parentech prior to the transaction with Old Bridgetech. We intend to build upon the business plan of Old Bridgetech and to focus on facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations.

Recent Developments

Since our acquisition of Old Bridgetech, we entered into several significant transactions in furtherance of our business plan:

•
In June 2005, we completed the acquisition of 100% of the outstanding stock of Retail Pilot, Inc. This entity does business as “Healthcare Pilot, Inc.” Healthcare Pilot focuses on designing, providing and installing asset management and tracking products for hospitals and other health care facilities.

•
In June 2005, we acquired International MedLink, Inc. (“IML”). IML provides hospitals and other healthcare facilities with nurses from the Philippines who are properly accredited to practice as nurses in the United States.

•
Also in June 2005, we acquired Clarity Imaging International, Inc. (“Clarity”), a newly-formed company that commenced operations during 2005. Clarity manages diagnostic imaging centers in New York and Texas. These imaging centers perform magnetic resonance imaging (MRI) on patients for diagnostic purposes.

•
In June 2005, we entered into a joint venture agreement with Amcare Labs International, Inc., an affiliate of Johns Hopkins International Medical Laboratories (“Amcare”). Under this arrangement, we and Amcare will establish and jointly own both a clinical research organization (“CRO”) and a laboratory (“Lab”) in China. We intend for the CRO, once established, to perform clinical trials for the purpose of facilitating the approval and registration of drugs, devices and diagnostics through the State Food and Drug Administration (the “SFDA”) in the People’s Republic of China (the “PRC”) and the Lab, once established, to perform commercial medical laboratory services.

•
During 2005 we entered into a strategic partnership agreement with the Mary Crowley Medical Research Center (“Crowley”). Pursuant to this agreement, the CRO will have exclusive rights to provide CRO services in China to Crowley.

•
During 2005, the Company also entered into a Patent and Technology License Agreement with the M.D. Anderson Cancer Center at the University of Texas (“Anderson”). Pursuant to this agreement, we have the exclusive right to manufacture, have manufactured, use and sell certain products licensed to us by Anderson and intended for use in the field of human diagnostics.

•
In October 2005, we entered into a Strategic Alliance Agreement with MCC Global Healthcare Group (“MCCHG”). Pursuant to this agreement, we and MCCHG will work together to introduce, seek regulatory approval for, and distribute drugs, devices and diagnostics in various parts of the world, with the Company to focus on Asian markets and MCCHG to focus on the United States, Europe and South Africa.

•
On February 27, 2006, the Company entered into two separate agreements with the Wu Jieping Medical Foundation of Beijing (“WJMF”). The first agreement is a 10-year agreement for the parties to cooperate in the establishment of a healthcare information web portal for the people and medical professionals of the PRC. The second agreement is a 10-year agreement in which the Company’s products would be distributed by WJMF to hospital facilities throughout China.

•
In April 2006, we entered into an agreement with Andrew Xian Chen, Ph.D. pursuant to which we purchased an exclusive license to develop, improve, use and sell four intravenous emulsion formulations to be used in the treatment of cancer and infectious diseases in China, Hong Kong, Macau and Taiwan. Mr. Chen developed and owns all rights to these formulations.

•	In May 2006, we acquired Advanced Capsule Endoscopy Services, LLC, an entity engaged in the business of providing esophageal pill camera examinations.

•
In May and June 2006, we entered into a relationship with the Chinese University of Hong Kong (“CUHK”). Together, we and CUHK have formed Bridgetech Medical Technologies Research & Development Limited (“BMT R&D”) for the purpose of partnering to provide clinical trials services. We own 51% of BMT R&D, and CUHK owns 49%. In connection with the formation of BMT R&D, BMT R&D and CUHK entered into an agreement pursuant to which CUHK will facilitate BMT R&D’s access to experts, both inside and outside of CUHK, to CUHK’s facilities and employees and to CUHK’s network of collaborators in China, all for the purpose of conducting clinical trials. In return, BMT R&D will maintain adequate funding, establish an office in Hong Kong, introduce trials to “investigators” who will manage individual clinical trials and perform other tasks.

Healthcare Environment in China

One of the stated goals of the government of China is to improve the delivery of healthcare to its population. China has established a regulatory body to oversee the delivery of medical products to its population. This body, the SFDA, performs a role similar to that of the Food and Drug Administration (the “FDA”) in the United States. One of the functions of the SFDA is to oversee the registration of medical products such as drugs, devices and diagnostics prior to allowing their general release to the marketplace in China. The process is similar to the process in the United States. Products are submitted to the SFDA for review and then clinical trials are done to generate data as to the performance of the particular product. Once enough testing is performed, and assuming the data support the claims as to the intended performance of the product in question, final approval and registration of the SFDA is requested. Once a product has received the SFDA’s approval and registration, distribution on a national level becomes possible. While state healthcare is provided to the population, there is a growing demand for private healthcare services in China. As the number of more affluent citizens continues to increase, we believe the demand for more modern and more readily available private healthcare services will continue to grow. More and more citizens are now able to afford private healthcare and are not dependent on state-provided services, which are harder to obtain.

CRO Services in China

As the demand for private healthcare increases, we believe that there will be an increasing need for clinical trials in China. These services are necessary to facilitate the testing and analysis required in the regulatory approval process in order for new products to be introduced into the China market, both from outside China and from within China. China has been working to increase the level of quality in its research and development facilities by, among other things, moving towards the adoption of the United States’ Good Laboratory Practice (“GLP”) guidelines (as set forth by the FDA). In January 2005, the country certified seven GLP compliant facilities, but the total in China is still less than 20.

The SFDA was established in 1998, in an attempt by the Chinese government to streamline its centralized regulatory processes for all medical products sold or manufactured in China. The SFDA, which was organized to formulate and implement relevant regulations, has become more restrictive and is now moving closer to the way the FDA and the European Agency for Evaluation of Medicinal Products operate. On February 28, 2005, a new “Administrative Measures for Drug Registration” was issued. Implemented May 1, 2005, this mandate was a part of continued attempts to streamline the central regulatory environment. Despite these efforts, the process of getting a drug registered and obtaining the necessary licenses and permits for sales and distribution will involve approvals from numerous central, provincial and local authorities.

The potential market for healthcare in China is vast. China currently has a population estimated at 1.3 billion people. According to the China Academy of Social Sciences, the healthcare market itself in China is estimated to exceed $84 billion. This organization also estimates that, within the healthcare market in China, the pharmaceutical market was $15 billion in 2004 and will grow to $31 billion in 2010 as the population ages and becomes wealthier. The emerging middle class in China, which is helping to increase the demand for private healthcare, was estimated by the China Academy of Social Science to consist of approximately 250 million people in 2003 and has been forecast to grow to 600 million people by 2020. It is expected that this increase will necessitate that more money be spent on healthcare. Currently, according to the China Academy of Science, healthcare spending as a percentage of GDP, which is approximately 4% in China, is only one-third that in the U.S., where it represents approximately 14% of GDP. When combined with the post-SARS response, the move to privatize large sections of the healthcare industry, and the rapidly aging population, this market is expected to grow quickly.

Preclinical testing and clinical trials in China cost less than they do in some other developed countries, and the time from drug discovery to marketing is often half that in Europe and the U.S. In order to attract research from global pharmaceutical firms, we believe that China must continue to develop the quality standards and sophistication necessary to manage the complex approval process and conduct the trials in such a way as to allow the data to be used to augment domestic research. China could become a critical component of the global clinical trials market because it offers access to a wide array of ethnic populations and genetic variations.

International Nurse Recruitment and Training

According to both the American Hospital Association and the American Nursing Association, the U.S. is currently experiencing a shortage of approximately 300,000 nurses. Due to the lack of qualified nurse instructors for nursing schools, high turnover and mandated nurse-to-patient ratios, this shortage is expected to get worse, with the number of open nursing positions projected to exceed one million by 2015.  We believe that hospitals and other healthcare employers will increasingly look to fill these positions with foreign-born nursing professionals.

Medical Imaging and Non-Invasive Surgery Center Management

The U.S. spent approximately $70 billion on medical imaging in 2004. With an annual growth rate of 9 percent over the past decade, imaging is the fastest growing segment of the domestic healthcare market. We believe that imaging technology is a valuable diagnostic tool that could serve a critical role in a growing number of non-invasive procedures.

Radio Frequency Identification

Healthcare RFID (radio frequency identification) solutions are focused on tracking and managing mobile hospital based assets as well as patients and staff in hospitals and healthcare facilities. Healthcare RFID tools can be used to let the hospital staff locate needed pieces of equipment quickly which can improve asset utilization, lower capital and lease expenditures and improve staff productivity. RFID tracking solutions consist of several components. First, small, battery powered, active RFID “tags” are attached to mobile medical equipment. These tags transmit signals to centralized receivers and are sent to a computer monitor to show a graphical display of exactly where they are located. This system enables staff to quickly track, manage and find equipment. In addition, the system enables users to run detailed reports assessing asset utilization and staff productivity. As modern medical equipment continues to get more expensive, smaller, portable, and in many cases wireless, the need to be able to locate these items immediately becomes much more important.

Principal Products and Services

CRO Services in China

We intend to establish a clinical research organization in China pursuant to our joint venture arrangement with Amcare. Under our agreement, we and Amcare will jointly own the CRO. Amcare will provide management oversight and protocols for the CRO, while we will direct day-to-day operations. We intend for the CRO, once established, to perform clinical trials for the purpose of facilitating the approval and registration of drugs, devices and diagnostics through the SFDA. Initially, we intend for the CRO to focus on offering its services for products for which the Company has secured exclusive distribution rights, such as its cervical cancer prognostic. The Company has obtained worldwide rights to manufacture and distribute this prognostic on an exclusive basis for ten years under its agreement with M.D. Anderson. The Company paid $126,000 in connection with the securing of patent rights for this product.

Under the joint venture, the Company and Amcare may also establish a laboratory, which, if established, would provide general laboratory services for business partners in Asia and provide priority access to the CRO for laboratory services necessary to support the CRO’s clinical trials efforts.

Pursuant to the Company’s agreement with Amcare, the Company owns 67% of the outstanding capital stock of the CRO and 18% of the outstanding capital stock of the Lab, although the Lab has not yet been established. Amcare owns 33% of the outstanding capital stock of the CRO and 82% of the outstanding capital stock of the Lab. The CRO and the Lab are both Delaware corporations, and each has a board of directors with three members. The Company has the right to appoint two persons to serve on the board of directors of the CRO and one person to serve on the board of directors of the Lab, and Amcare has the right to appoint two persons to the board of directors of the Lab and one person to the board of directors of the CRO. While the boards of directors of the two entities are generally responsible for their respective operations, certain actions, such as amendments to the governing documents of the entities, extraordinary corporate transactions, capital expenditures in excess of $50,000, indebtedness in excess of $50,000, and material revisions to the business plans or operating budgets of these entities, require unanimous approval of the Company and Amcare. The joint venture agreement requires that the Company and Amcare each use the CRO as its exclusive provider of CRO services and the Lab, should it be established, as its exclusive provider of clinical diagnostic anatomic and clinical pathology laboratory services during the term of the joint venture agreement, which is ten years (followed by one year renewal terms thereafter if neither side terminates). In connection with the formation of these joint ventures, we contributed $30,000 to the CRO, we subsequently contributed another $20,000 and we remain obligated under the joint venture agreement to contribute another $50,000 to the CRO, although the joint venture agreement does not provide a deadline for this subsequent contribution. Pursuant to a management agreement between Amcare and the joint venture, Amcare will receive a quarterly management fee equal to 5% of the revenues of the CRO. The CRO and the Lab have not yet begun operations.

During 2005 the Company entered into a strategic partnership agreement with the Mary Crowley Medical Research Center (“Crowley”). Pursuant to this agreement, the CRO will have exclusive rights to provide CRO services in China to Crowley. In return, the CRO will give priority to pharmaceutical products referred by Crowley, and will pay specified royalties to Crowley on sales of any pharmaceuticals referred by Crowley for which the Company acquires distribution rights in China.

During 2005, the Company entered into a Patent and Technology License Agreement with the M.D. Anderson Cancer Center at the University of Texas (“Anderson”). Pursuant to this agreement, we have the exclusive right to manufacture, have manufactured, use and sell certain products licensed to us by Anderson for use in the field of human diagnostics. In return, we paid Anderson a one-time documentation fee of $50,000 and are responsible for paying certain milestone fees, maintenance fees and royalty payments to Anderson over time, along with all fees and expenses associated with the maintenance of the intellectual property rights associated with those products. The milestone fees consist of the following: $50,000 upon receipt of regulatory approval of a licensed product for human diagnostic use in the United States; $70,000 upon regulatory approval of a licensed product for human diagnostic use in any country other than the United States. The maintenance fees, which we must pay regardless of whether we sell any of the licensed products, are: $50,000 in October 2006, $75,000 in October 2007 and $90,000 in October 2008. In addition, we must pay royalties of $100,000 per year following the first sale of a licensed product and 5% of net sales attributable to licensed products. Anderson will have the right to terminate the agreement if we have not made a sale of a licensed product by October 2008.

In October 2005, we entered into a Strategic Alliance Agreement with MCCHG. Pursuant to this agreement, we and MCCHG will work together to introduce, seek regulatory approval for, and distribute drugs, devices and diagnostics in various parts of the world, with the Company to focus on Asian markets (specifically, China, Hong Kong, Singapore, the Philippines, Vietnam, Thailand, Laos, Burma, Indonesia, Australia, Korea, Taiwan and Malaysia) and MCCHG to focus on the United States, Europe and South Africa. This agreement is for an initial term of ten years and may be extended for additional one-year terms thereafter. As consideration for its services under this agreement, we have issued to MCCHG warrants to purchase 1,500,000 shares of our common stock at an exercise price of $2.50 per share, which warrants will expire in July 2006 (unless the price of our common stock increases to $5.00 per share and remains at such price for at least five consecutive business days, in which case the warrants will accelerate and terminate ten business days thereafter if not exercised) and warrants to purchase 1,000,000 shares of our common stock at an exercise price of $4.00 per share, which warrants will expire in January 2007 (unless the price of our common stock increases to $8.00 per share and remains at such price for at least five consecutive business days, in which case the warrants will accelerate and terminate ten business days thereafter if not exercised).

On February 27, 2006, the Company entered into two separate agreements with the Wu Jieping Medical Foundation (“WJPF”) of Beijing. The first agreement is a 10-year agreement for the parties to cooperate in the establishment of a non-profit, healthcare information web portal for the people and medical professionals of the PRC. Each party agrees to seek outside partners to contribute cash and medical content for the portal. The Company has agreed to fund any shortfall in the annual budgeted costs of the portal for the first three years. Under the agreement, the maximum annual potential funding obligation of the Company is $400,000.00.

The second agreement is a 10-year, agreement for the distribution of the Company’s products to hospital facilities throughout China. WJPF will establish an entity to handle the distribution of products through the hospitals with which it has a relationship. WJPF shall have a right of first refusal to distribute products for which Bridgetech has distribution rights in the PRC, and financial terms of the relationship shall be negotiated on a product by product basis. In the event WJPF elects to distribute one of the Company’s products, WJPF would be prohibited from distributing a competitor’s products in China.

In April 2006, we entered into an agreement with Andrew Xian Chen, Ph.D. pursuant to which we purchased an exclusive license to develop, improve, use and sell four intravenous emulsion formulations to be used in the treatment of cancer and infectious diseases in China, Hong Kong, Macau and Taiwan. Mr. Chen developed and owns all rights to these formulations. In exchange, we paid Mr. Chen $500,000 upon execution of our agreement with him, and we have agreed that, on the one year anniversary of the execution of the agreement, we will either pay him $1,000,000 or issue 335,000 shares of our common stock to him, with the determination of whether to pay the cash or issue the shares to be made by the Company, in its sole discretion. In addition, we will pay Mr. Chen (a) $250,000 within 30 days after the first regulatory approval for conducting a human clinical trial is obtained in the subject territory for the first licensed product, but not later than June 2007; (b) $250,000 within 30 days after the first regulatory approval for conducting a human clinical trial is obtained in the subject territory for a second licensed product, but not later than March 2007; (c) $250,000 within 30 days after the first regulatory approval for conducting a human clinical trial is obtained in the subject territory for a third licensed product, but not later than March 2008; and (d) $250,000 within 30 days after the first regulatory approval for conducting a human clinical trial is obtained in the subject territory for a fourth licensed product, but not later than March 2010. In addition, we will pay Mr. Chen a royalty equal to 4.0% of net sales of the licensed products. Under our agreement with Mr. Chen, we have a right of first refusal to purchase or license, as applicable, any new oncology products that Mr. Chen seeks to sell or license for commercialization in the subject territory, on the same terms that Mr. Chen is able to obtain from a third party. Our agreement with Mr. Chen also calls for us to enter into an agreement with Mr. Chen to perform work necessary for the preparation of initial regulatory filings for the licensed products in the specified territory. Our costs for such work are capped at $150,000. Our agreement with Mr. Chen is for 10 years or, if later, the expiration of the last of the patents for the four licensed products.

In May and June 2006, we entered into a relationship with CUHK. Together, we and CUHK have formed BMT R&D for the purpose of partnering to provide clinical trials services. We own 51% of BMT R&D, and CUHK owns 49%. Under our Shareholders’ Agreement with CUHK, we are the primary funding source for BMT R&D. We have invested HK$3,000,000, and are obligated to invest an additional HK$5,500,000 over three years, with no adjustment to our percentage ownership in BMT R&D. In addition, if the Board of Directors of BMT R&D unanimously determines that BMT R&D requires additional financing, we are required to make an interest-free loan to BMT R&D. The Board of Directors of BMT R&D has seven members, of which we appoint four and CUHK appoints 3. In connection with the formation of BMT R&D, BMT R&D and CUHK entered into an agreement pursuant to which CUHK will facilitate BMT R&D’s access to experts, both inside and outside of CUHK, to CUHK’s facilities and employees and to CUHK’s network of collaborators in China, all for the purpose of conducting clinical trials. In return, BMT R&D will maintain adequate funding, establish an office in Hong Kong, introduce trials to “investigators” who will manage individual clinical trials and perform other tasks.

To date, the Company has not applied to register any drugs, devices or diagnostics with the SFDA, and the Company has not distributed any drugs, devices or diagnostics in China.

IML: Nurse Recruitment and Training

In June 2005, we acquired International MedLink, Inc. (“IML”). See “ITEM 7. Certain Relationships and Related Transactions” for more information regarding this transaction. IML provides hospitals and other healthcare facilities with nurses from the Philippines who are properly accredited to practice as nurses in the United States. IML has several recruitment centers located in the Philippines. These centers recruit nurses that have the desire to relocate to the U.S. These nurses are interviewed and researched to ensure they have the proper background and qualifications to practice in the U.S. IML then provides these candidates with the training, immigration and travel resources necessary to go to work for U.S. Hospitals. IML currently has two revenue models. The first one is a fixed fee for each nurse under which IML receives 25% payments upon the completion of four sets of established milestones. The second model involves a reduced fee up front upon arrival of the nurse in the U.S. and an hourly rate per hour worked by the nurse thereafter. IML has several hundred nurses is various stages of this process, with some of these nurses placed with customers and generating revenue.

IML has entered into an agreement with Vanderbilt University pursuant to which IML will train nurses in the Philippines using instruction courses and materials designed by the faculty of the Vanderbilt School of Nursing. Under this Agreement, Vanderbilt has granted IML a limited exclusive license to use Vanderbilt videotaped courses and materials in connection with IML’s training program in the Philippines. Vanderbilt requires a document of clearance from a target country that allows a foreign university to provide educational content to nurses, and the Philippines is the only country for which that process has been completed. This arrangement commenced in April 2005. IML paid Vanderbilt an up-front fee of $20,000 and pays Vanderbilt (i) a fee  $500 per student for each student enrolled in a program using the Vanderbilt materials, and (ii) an additional fee of $500 per student for each student who passes a specified nursing certification exam. Under the terms of the agreement, IML is obligated to make minimum payments totaling $150,000 over the two-year term of the agreement. This agreement expires in March 2007 unless mutually extended by the parties, and is subject to early termination by either party upon 30-day notice. To date, IML has established nurse training programs in the Philippines using the Vanderbilt training materials and begun to recruit qualified nurses in the Philippines.

The Company also intends to provide its nurses with other services required to facilitate their travel to, and working in, the United States, including assistance in visa procurement, legal assistance, travel arrangements, language training, procedural training and obtaining the requisite certifications.

IML was established in early 2004 and currently has 3 employees.

Clarity: Medical Imaging and Non-Invasive Surgery Center Management

Also in June 2005, the Company acquired Clarity Imaging International, Inc. (“Clarity”). See “ITEM 7. Certain Relationships and Related Transactions” for more information regarding this transaction. Clarity, which was formed in 2005, manages three diagnostic imaging centers in New York and Texas. The management services provided by Clarity include billing, scheduling, and asset purchasing and over operational management. These imaging centers perform magnetic resonance imaging (MRI) on patients for diagnostic purposes and may begin to perform MRI guided, non-invasive surgery for therapeutic purposes. Clarity generates revenues by charging management fees to these facilities. Clarity currently has four employees.

In May 2006, in furtherance of this business, we acquired Advanced Capsule Endoscopy Services, LLC, an entity engaged in the business of providing esophageal pill camera examinations.

Healthcare Pilot: Radio Frequency Identification

In March 2005, we acquired 80% of the outstanding capital stock of Retail Pilot, Inc. Then, in June 2005, we amended our agreement with Retail Pilot to provide that we would acquire 100% of the outstanding stock. See “ITEM 7. Certain Relationships and Related Transactions” for more information regarding this transaction. This entity does business as “Healthcare Pilot, Inc.” Healthcare Pilot focuses on designing, providing and installing asset management and tracking products for hospitals and other health care facilities. This business was established in 2004 and currently has 12 employees. Healthcare Pilot is currently generating revenue from supply and maintenance agreements from preexisting installations but has not yet completed its first system implementation.

Healthcare Pilot designs and provides RFID solutions for hospitals and other medical facilities and provides maintenance and support services for these solutions. The Company generates revenues by charging customers for hardware, software, supplies and system installations (the hardware, software and related supplies are purchased from various manufacturers). System monitoring, maintenance and additional supplies also generate revenues for the Company. Installations are performed by licensed contractors on an as-needed basis. While Healthcare Pilot is currently generating revenue from preexisting maintenance and support contracts, it has not completed any system installations since it was acquired by the Company. Its primary product is based on active RFID technology in the 433 MHz range.

In July of 2005, the Company entered into a distribution agreement with Sovereign Tracking Systems, L.L.C. (“STS”) under which the Company will distribute, through Healthcare Pilot, STS’s PalTrack RFID tracking system. This agreement was terminated in January of 2006 and we entered into a new agreement with STS. Under the new agreement, the Company has the non-exclusive right to distribute the PalTrack system. The agreement prohibits the Company from distributing competing products, and provides that the Company issue a note to STS in the principal amount of $237,620. This note bears interest at a rate of ten percent per year and matures one year after the date of issuance. The amount outstanding under the note will be reduced by the amount of our purchases from STS (applied first against accrued interest) and if, at the maturity date, there are any amounts outstanding, we must pay such amounts to STS in cash. See “Management’s Discussion and Analysis,” below. We have paid STS $50,000 in connection with the execution of this agreement.

While the operations of IML, Clarity and Healthcare Pilot are currently focused on the U.S. market, we believe that these businesses will provide the Company with a viable source of revenue while we work towards our goal of growing our operations in China. Furthermore, we believe that these businesses will complement our international operations once our international operations are established. All three of these businesses are currently producing revenue, while our international operations are not.

Distribution Methods

The Company has entered into a 10-year agreement with the Wu Jieping Medical Foundation for the distribution of Bridgetech’s products to hospital facilities throughout China. WJPF will establish an entity to handle the distribution of products through the hospitals with which it has a relationship. WJPF shall have a right of first refusal to distribute products for which Bridgetech has distribution rights in the PRC and financial terms of the relationship shall be negotiated on a product by product basis. In the event WJPF elects to distribute one of Bridgetech’s products, WJPF will be prohibited from distributing any competing products. Bridgetech maintains the right to distribute its products through other hospitals and distributors.

Domestically, the Company has established a national sales force of three people. The imaging center management services will be offered via joint venture relationships. The Company plans to establish joint ventures with physicians and physician groups in order to offer therapeutic services to the patients referred by those partners.

Competition

The drug, device and diagnostic development market in China is still in its early stages. China has made a number of regulatory and governmental changes to help facilitate growth and expansion in this market. A number of large pharmaceutical companies are currently operating in the China market. Each of these companies has been established longer and have significantly greater resources and name recognition than the Company.

There are a number of nurse recruitment and training companies that currently are in the business of importing foreign nurses, including HCCA International, Inc., Healthcare Management Consultants, Inc., Compass International and Nurse Immigration USA, Inc. There are also a large number of nurse staffing companies currently in existence. Many of these companies have greater resources and name recognition than the Company. Due to the large shortage of nurses and the number of open positions to be filled, we believe that there is adequate demand to support our business even with the existing competition. We also believe that our exclusive relationship with the Vanderbilt School of Nursing will prove to be a significant differentiator in the Philippines marketplace. In the area of healthcare RFID the Company is aware of only one main competitor, Radianse Systems. In the imaging center and non invasive surgery market we are aware of no competitors that are offering the same type of package plan that we are. However, competing technologies and therapies currently exist or could be developed in the future. These technologies and therapies may prove to be more effective or affordable or may be promoted by companies with a longer operating history, greater resources and more name recognition than the Company.

Sources of Products

CRO

In order for the CRO to succeed, the Company will need to identify drugs and other medical products for which the CRO can perform clinical trial and similar services. We intend to offer our services to research foundations, medical institutions, biotech research companies and private entities in order to perform clinical trials on drugs, devices and diagnostics for which these entities may seek SFDA approval on in China. As an example, we have secured exclusive distribution rights in China to a cervical cancer prognostic developed by M.D. Anderson. Many of these entities do not have any current plans to address the China market, nor any current means of securing regulatory approval for their Products in China. The Company also will seek to offer its services to groups that provide funding for biotech companies seeking domestic FDA approval for medical products, in order to provide clinical trial services in support of such FDA applications.

Nurse Recruitment and Training

IML currently has several hospital and teaching university sources in the Philippines through which it recruits degreed nurses. The Company intends to pursue additional relationships in the Philippines, including developing relationships with additional nursing schools there. Over the long term, the Company intends to secure relationships in additional countries outside the Philippines, including China, to source qualified nurse candidates. Establishing these relationships in China will take longer because language barriers are much more prevalent.

Medical Imaging and Non-Invasive Surgery

Clarity intends to rely on the professional contacts of John Relic, the president of its imaging business, to secure additional centers to which it can provide management services.

RFID Solutions

The Company is party to a distribution agreement with STS, which allows the Company to distribute the PalTrack system.  Under this agreement, a large number of the component parts necessary to complete an installation of the healthcare RFID solution must be purchased through STS. This agreement provides for a minimum purchase requirement and can, in some instances, require limited approval by STS on customer installations. Because this is a developing technology, if we became unable to acquire these components from STS, we believe it would take a significant amount of time to acquire replacement components from an alternative source. The Company is also prohibited under this agreement from selling a product that competes with PalTrack.

Customer Concentration

The Company expects that most of its customers will be hospitals, hospital groups and university health systems. Because the Company is in its development stage, it is difficult to predict the future importance of any one or more customers. However, we will seek to build a customer base that is sufficiently diverse so that our business is not materially dependent on any one or few customers.

Intellectual Property and Patents

The Company has no registered patents, trademarks or copyrights, other that the rights to Nature’s Cradle, which the Company intends to let lapse.

Regulatory Framework

Regulation of Medical Products in China

The following is a summary of the principal governmental laws and regulations that apply to the testing, manufacture and sale of drugs and medical products in China. The scope and enforcement of many of the laws and regulations described below is uncertain. The legal system in China is not well developed, and we cannot predict the effect of further developments in the that system, including the promulgation of new laws and regulations, changes to existing laws and regulations, or the enforcement or interpretation of laws and regulations. However, China has in some past instances allowed “grandfathering” protection or a gradual phase-in period to mitigate the impact of law and regulatory changes to foreign investors.

The principal laws regulating the pharmaceutical industry in China are the Law of Drug Administration, effective December 1, 2001, it’s Implementing Regulations, and the Administrative Measures of Drug Registration, effective as of May 1, 2005. These laws and regulations, which are administered primarily by the SFDA, set forth the basic legal framework for the manufacture, distribution, and packaging, pricing and advertising of pharmaceutical products.

Examination and Approval of New Medicines

“New medicines” generally refer to drugs that have not previously been approved for distribution and sale in China. Previously marketed drugs changing the type or application method, or adding new therapeutic functions are also generally treated as new medicines. The approval process for new medicines includes several stages, including pre-clinical trials, up to three phases of clinical trials, evaluation of clinical trial results by the SFDA and provincial authorities, and application to the SFDA for manufacturing licenses and marketing approvals. Pharmaceutical manufacturing facilities must also be certified as compliant with Good Manufacturing Practices (“GMP”) standards and wholesale and retail pharmaceutical distribution enterprises must be certified as compliant with Good Supply Practice (“GSP”) standards. These regulatory approval stages are summarized below.

Pre-Clinical Trials: Pre-clinical trials of new medicines are required before applying to the SFDA for approval of full clinical trials. Pre-clinical trials may involve both laboratory and animal testing. These trials also generally include a review of the technology processes to be used in the full clinical trials, and establish quality control and test evaluation standards for the safety, efficacy, and stability of the drug throughout full clinical trial testing.

Clinical Trials: After a formal review and evaluation of pre-clinical results, the SFDA makes a determination to approve or disapprove commencement of human clinical trials using the drug in question. Depending on the drug’s classification, one to three sets of independently administered clinical trials may be required. Under SFDA Phase I clinical trials, basic pharmacology and safety are evaluated. Phase II trials evaluate safety and efficacy in patients for specific target indications. Data from Phase II trials are used to support the design of, and dosing regimens for, Phase III trials. Phase III trials may or may not encompass multiple study sites or randomized treatment protocols.

New Drug Certificate & Production License

An application with all relevant technical data on the drug must be filed with SFDA to obtain “approval for clinical trials” (not new drug certificate) before conducting clinical trials. After the completion of clinical trials, the clinical trial results and three lots of product samples must be submitted to the provincial medicine administration authority where the applicant is located and to the SFDA, along with an application for a new drug certificate and production license.  These sample lots then go through lot release testing conducted by an SFDA reference laboratory. The provincial authority will also generally conduct an on-site examination of the application and submit its inspection report to the SFDA. Based on the results of these reviews, the SFDA has discretion to require additional clinical testing.

Upon review and approval of the clinical trial results and examination of the product samples, the SFDA will issue a new drug certificate and production license to the manufacturer. The new drug certificate grants a company certain intellectual property rights to the drug in question. A production license provides manufacturing exclusivity, generally for a period of five years. Generally, licenses and permits issued by the SFDA are revocable by the SFDA at any time, with or without cause. Any approvals, if granted, may contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use.

International and China patent applications should be applied for at the appropriate time during the development stage. By including these patent applications with the SFDA application for the new drug certificate, the owner can preclude anyone else from seeking SFDA approval for their discovery, thereby providing a higher level of protection for their intellectual property.

Pharmaceutical Distribution Permits

Facility permits. Before drugs and other pharmaceutical products can be distributed in China, a distributor must first obtain a pharmaceutical distribution permit issued by the appropriate provincial SFDA authority where the distributor is located. First a company must establish a wholesale entity through which it can obtain the distribution permit. The granting of a pharmaceutical distribution permit is subject to an inspection of the facilities, including warehouse, hygiene environment, quality control systems, personnel and equipment for compliance with GSP standards. A pharmaceutical distribution permit is generally valid for five years, subject to renewal, but can generally be revoked at any time, with or without cause.

Next, the company must apply for GSP certification. GSP standards, promulgated by the SFDA, apply to pharmaceutical wholesale and retail enterprises to ensure the quality of distribution of pharmaceutical products in China. Under these standards, wholesale and retail enterprises in China must implement strict controls on the distribution of pharmaceutical products with respect to, among other things, staff qualifications, distribution premises, warehouse, inspection equipment and facilities, management and quality control in order to obtain a GSP certificate to carry out business in China.  The GSP certificate is valid for five years, except that the certificate of a newly established pharmaceutical distribution enterprise is only valid for one year, subject to renewal.

Patient Reimbursement and Price Controls

The government in China maintains an “Insurance Catalog” of pharmaceuticals for which patients may receive full or partial reimbursement. The medicines to be included in the Insurance Catalog are selected by government authorities based on factors including treatment requirements, frequency of use, effectiveness and price. The Insurance Catalog is updated every two years. Medicines included in the Insurance Catalog are subject to price controls by the government. While the government generally does not set price controls on medicines not included in the Insurance Catalog, pharmaceutical companies must in certain cases provide notice of pharmaceutical pricing to provincial pricing authorities. Because medicines in the Insurance Catalog are reimbursable in full or in part, inclusion in the Catalog generally results in higher volumes of sales. However, the corresponding price controls may negatively impact margins on these medicines. The Company intends to evaluate the benefits and risks associated with attempting to list a product in the Insurance Catalog on a case by case basis.

Immigration Restrictions

IML’s business is affected by restrictions on the ability of foreign nurses to immigrate to, and work in, the United States. In order for a foreign nurse to practice in the U.S. several conditions must be met. The candidate must have a degree in nursing equivalent to what would be issued from a U.S. nursing school. The candidate must either pass the Commission for Graduates of Foreign Nursing Schools (“CGFNS”) exam or have their nursing credentials verified by CGFNS or one of two other credentialing organizations. The candidate must also pass an English language examination, as well as certain U.S. national nursing board exams. Then candidate must then obtain certification that the above requirements have been met.

Once a candidate has satisfied these requirements, the immigration process can begin. In this process, a nurse must first have been offered a job in a healthcare facility and have signed an employment agreement, at which time the potential employer becomes the nurse’s petitioner to the U.S. immigration agencies, and an initial visa application can be filed. Processing of this initial application generally takes 4-6 months, depending on the service center. Once this initial application is approved, an approval notice is sent to the nurse and is forwarded to the National Visa Center (the “NVC”) for visa number issuance.

Next, once the NVC has received the additional paperwork, it generally takes 6-8 weeks for the visa number to be issued and forwarded to the appropriate U.S. Embassy. After the visa is issued, the nurse is free to travel to and reside in the U.S., and to work at the healthcare facility.

Research and Development

The Company has no current plans to perform any research and development work related to our joint venture with Amcare or our domestic businesses. The Company spent approximately $150,511 in 2005 related to changes and modifications to the Company’s RFID product.

Employees

As of September 30, 2006, the Company employed 29 full time personnel, of which 5 were based outside of the United States. We have employees in California, Texas, Tennessee, Georgia, Hong Kong and the PRC. Of these employees, ten are in operations, three are technical, four are in sales and the remaining five are in administration. None of our employees are subject to a collective bargaining agreement, and the Company believes that its relationship with its employees is good. During 2005, we supplemented our employee base with contractors on an as-needed basis. Two of these contractors were located in the PRC.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF PERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

Certain statements that the Company may make from time to time, including all statements contained in this report that are not statements of historical fact, constitute “forward-looking statements” under the federal securities laws. Forward-looking statements may be identified by words such as “plans,” “expects,” “believes,” “anticipates,” “estimates,” “projects,” “will,” “should” and other words of similar meaning used in conjunction with, among other things, discussions of future operations, financial performance, product and business development, developments in the markets for our products and services in China and the United States, SFDA and other regulatory applications and approvals, regulatory and political developments in China and the United States, capital-raising activities, joint ventures and other strategic alliances, market position and expenditures.  Factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company include those described under “Risk Factors” below. Investors are cautioned not to place undue reliance on any forward-looking statements.  The Company assumes no obligation to update any forward-looking statements.

Overview and Plan of Operations

The Company had no significant operations in fiscal 2004, had its CEO as its sole employee and did not generate any revenues. The Company did not have the capital necessary to operate the business or to satisfy its debt. In early 2005, the Company acquired all the outstanding stock of Old Bridgetech in order to attempt to regain value for its creditors and shareholders.

While the Company has begun to generate revenue from its operations, it is an early stage company that is not yet profitable. Our operations are divided into four segments: medical technology transfer, nurse recruitment and training, medical imaging, and healthcare RFID. While we believe that the CRO joint venture and related distribution of medical products planned for China has the greatest long-term potential and is most important to the long-term plans of the Company, this business is at an earlier stage of development and, unlike our other business units, is not currently generating revenues. We also believe that this business has the greatest governmental and regulatory risk. We believe that our other business segments are capable of generating revenue and cash flow in a shorter timeframe, and we currently envision that these businesses, if and when they become profitable, could then fund the development of our China operations. During the next 12 months, the Company intends to spend between $1,000,000 and $2,000,000 to purchase product distribution rights, hire additional staff and fund the establishment and expansion of our China operations, although our ability to do so will depend on our ability to raise additional funds.

The Company has incurred an accumulated deficit of approximately $9,491,639 through the period ended December 31, 2005, and current liabilities exceeded current assets by approximately $636,337 at December 31, 2005. We completed a $2,745,000 private placement of common stock in October of 2005 to provide for our immediate cash needs and to provide additional working capital for the future. We received $1,880,000 of this amount during 2005 and the remaining $865,000 in 2006. We also completed a private placement of common stock that raised $2,663,689 in March of 2006. We plan to continue to seek to raise capital to fund our current operations and planned development. We cannot assure you that we will be successful in these fundraising activities. As of June 15, 2006, the Company has cash available of approximately $715,000. Assuming no further capital is raised and no cash from revenues is received, we currently believe that can satisfy our obligations through approximately September 1, 2006.

Critical Accounting Policies

The methods, estimates, and judgment we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined “critical accounting policies” as those accounting policies that are most important to the portrayal of our financial condition and results, and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based upon this definition, our most critical estimates are described below under the heading “Revenue Recognition.”  We also have other key accounting estimates and policies, but we believe that these other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period. For additional information see Note 1, “Summary of Organization and Significant Accounting Policies” in the notes to our audited financial statements appearing elsewhere in this report. Although we believe that our estimates and assumptions are reasonable, they are based upon information presently available, and actual results may differ significantly from these estimates.

Revenue Recognition -Revenue from product sales is recognized upon shipment to customers at which time such customers are invoiced. Units are shipped under the terms of FOB shipping point when determination is made that collectibility is probable. Revenues for services are recognized upon completion of the services. For consulting services and other fee-for-service arrangements, revenue is recognized upon completion of the services. For nurse placements, revenue is recognized upon delivery of the nurse in the U.S. to the customer and upon completion of hours worked by a nurse for whom we receive hourly royalties. For nurses placed under a fixed fee arrangement, revenues are recognized under the percentage of completion basis, upon completion of agreed-upon milestones. For RFID systems sold, revenue is recognized upon completion of the installation of the system. The Company has adopted the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements.

Product Segments

Our product segments provide management with a comprehensive financial view of our key businesses. The segments provide a framework for the alignment of strategies and objectives across the development, sales, marketing, and services functions, and for the timely and rational allocation of development, sales, marketing, and services resources within businesses. The segments also help focus strategic planning efforts on key objectives and initiatives across our broad businesses. Due to our integrated business structure, operating costs included in one segment may benefit other segments. Therefore, these segments are not designed to measure operating income or loss that is directly related to the products included in each segment. Our four product segments are: Medical Technology Transfer, Nurse Recruitment and Training, Medical Imaging, and Healthcare RFID.

Healthcare RFID:

Healthcare RFID uses radio frequency identification solutions and are focused on tracking and managing mobile hospital based assets as well as patients and staff in hospitals and healthcare facilities. Healthcare RFID tools can be used to enable the hospital staff to locate needed pieces of equipment quickly which can improve asset utilization, lower capital and lease expenditures and improve staff productivity.

2005
Revenue	14,541
Operating Loss	(127,591)

Medical Imaging:
Medical Imaging is the fastest growing segment of the domestic healthcare markets. We acquired Clarity Imaging which did not generate income in prior years. We expect this segment to grow at the same rate as the overall market.

2005
Revenue	8,969
Operating Loss	(337,035)

Nurse Recruitment and Training:
According to the American Hospital Association and the American Nursing Association, the U.S. is currently experiencing a shortage of qualified nurses. Due to the lack of qualified nurse instructors for nursing schools, high turnover and mandated nurse-to-patent ratios, we expect this shortage to grow.

2005
Revenue	71,825
Operating Loss	(62,233)

Medical Technology Transfer
The company has generated the highest revenue to date from our subsidiary Retail Pilot. Its revenue model includes a focus on designing, providing and installing asset management and tracking products for hospitals and other health care facilities.

2005
Revenue	196,706
Operating Loss	(943,044)

Results of Operations

Old Bridgetech was formed in December 2004 and therefore had no operations during the first eleven months of 2004. This section compares the results of operations for the Company for the fiscal year ended December 31, 2005 with the zero balances that are attributable to the corresponding twelve month period in 2004.

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2004

Revenues.  During the year ended December 31, 2005 we had revenues of $292,041 compared to $0 in the prior year, an increase of $292,041. Revenues for 2005 consisted mainly of $71,925 from IML’s placement of nurses and $211,247 the sale of RFID supplies by Healthcare Pilot.

Cost of Goods Sold..During the year ended December 31, 2005 there were costs of goods sold of $362,854 compared to $0 in the prior year, an increase of $362,854. Cost of goods sold for 2005 consisted of inventory write-offs of $234,051, materials costs of $124,354 and depreciation of $4,449.

Research and Development Expenses. During the year ended December 31, 2005 there were research and development costs $150,511 compared to $0 in the prior year, an increase of $150,511. Research and development costs include salaries, fees paid to contractors and consultants and development materials. The costs in 2005 were attributable to changes and modifications to the Company’s RFID product.

General and Administrative Expenses. During the year ended December 31, 2005 there were general and administrative expenses costs of $4,186,500 compared to $0 in the prior year, an increase of $4,186,500. General and administrative expenses consist principally of $2,196,206 in wages and benefits, $1,053,482 in fees for professional services, $639,274 in travel and $81,865 in rents.

Depreciation. During the year ended December 31, 2005 there was depreciation expense of $23,611 compared to $0 in the prior year, an increase of $23,611.

Intangible Asset Impairment Charges. During the year ended December 31, 2005, the Company incurred an impairment charge amounting to $196,389, compared to $0 in the prior year, an increase of $196,389. The loss in 2005 related to rights purchased during the year pursuant to our agreement with STS that were subsequently deemed to have no future value.

 Goodwill Impairment Charges. During the year ended December 31, 2005, the Company incurred a goodwill impairment charge amounting to $565,796, compared with no similar charge in the prior year, and increase of $565,796. The loss in 2005 related to goodwill associated with the current year acquisitions.

Interest Income. During the year ended December 31, 2005, the Company had interest income of $3,579, compared with $0 in the prior year, an increase of $3,579. The amount in fiscal 2005 resulted from earnings on the Company's cash.

Interest Expense. During the year ended December 31, 2005, the Company had interest expense of $21,435, compared with $0 in the prior year, an increase of $21,435. Interest expense for fiscal 2005 was payments on notes payable.

During 2005, the Company also received $149,815 from an entity named Source Atlantic, Inc. Source Atlantic and Parentech had contemplated a potential business combination, but the combination did not occur. Source Atlantic offered to return the amount that Parentech had invested, and we accepted the offer.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006
COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2005

Revenues.  During for the three months ended September 30, 2006 we had revenues of $127,472 compared to $100,750 in the prior year period, an increase of $26,722. Revenues for 2006 consisted mainly of IML’s placement of nurses and imaging center consulting done by Clarity.

Cost of Goods Sold.. During for the three months ended September 30, 2006 we had cost of goods sold of $65,213 compared to $43,060 in the prior year period, an increase of $22,153. Cost of goods sold for 2006 increased due to an increase in sales.

Research and Development Expenses. During the three months ended September 30, 2006 there were $0 research and development costs compared to $51,316 in the prior year period.

General and Administrative Expenses. During the three months ended September 30, 2006 there were general and administrative expenses costs of $1,205,008 compared to $899,630 in the prior year period, an increase of $305,378. The increase in general and administrative expenses consists principally of increases in expenses for the China operations.

Depreciation. During the three months ended September 30, 2006 there was depreciation expense of $103,037 compared to $3597 in the prior year period, an increase of $99,440. The increase in 2006 was attributable to additional equipment purchased in 2006.

Interest Income. During the three months ended September 30, 2006, the Company had interest income of $0, compared with $15 in the prior year period, an increase of $15.

Interest Expense. During the three months ended September 30, 2006, the Company had interest expense of $35,295, compared with $7,177 in the prior year period, an increase of $28,118. Interest expense increased due to the addition of notes payable.

Liquidity and Capital Resources

While our recent capital raising activities have provided sufficient working capital for approximately three months, we do not presently generate sufficient revenue to fund our operations and the planned development of our business. In order to sustain our current operations and develop our business plan, we will require funds for working capital. We are attempting to raise additional working capital through the sale of equity, debt or a combination of equity and debt. We do not presently have any firm commitments for additional working capital and there are no assurances that such capital will be available to us when needed or upon terms and conditions which are acceptable to us. If we are able to secure additional working capital through the sale of equity securities, the ownership interests of our current stockholders will be diluted. If we raise additional working capital through the issuance of debt or additional dividend paying securities our future interest and dividend expenses will increase. If we are unable to secure additional working capital as needed, our ability to grow our sales, meet our operating and financing obligations as they become due and continue our business and operations could be in jeopardy.

The Company has financed operations principally through private sales of equity securities. In October 2005, the Company raised $2,745,000 in a sale of common stock. In March of 2006, the Company raised $2,663,112 in a sale of common stock. These sales were completed at a price of $1.00 per share. This price represented a discount to the price per share of common stock quoted on the pink sheets. This discount was attributable to the lack of liquidity of the shares, our need for working capital and other considerations.

In May and June of 2006 the company issued two convertible notes totaling $1,000,000.  As of the date of this filing, the Company has cash available of approximately $642,516. Assuming no further capital is raised and no cash from revenues is received, we currently believe that we can satisfy our obligations through approximately February 1, 2006.

We have entered into four agreements that require us to make minimum payments to third parties, regardless of the levels of business activity under those agreements. Our agreement with STS requires that we purchase inventory in the amount of $237,620 (which amount shall increase over time at a rate of ten percent per year); if we purchase less than this amount of inventory, we must pay STS an amount of cash equal to the shortfall. Our agreement with Anderson requires that we pay Anderson the following maintenance fees, regardless of whether we sell any of the products that we license from Anderson: $50,000 in October 2006, $75,000 in October 2007 and $90,000 in October 2008. IML’s agreement with Vanderbilt University requires that IML make minimum payments of $50,000 during the first year of the agreement and $100,000 during the second year of the agreement. Finally, our agreement with Andrew Chen requires that we pay Mr. Chen $1,000,000 in April 2007, with such amount to be paid in either cash or by the issuance of 335,000 shares of our common stock, in our discretion.

AS OF DECEMBER 31, 2005

Current Assets

Cash and cash equivalents. Cash and cash equivalents were 32,703 at December 31, 2005, compared to $0 at December 31, 2004. The increase was primarily as a result of the Company’s sales of equity securities during the period, offset by cash used to working capital needs of the three acquired entities, to secure the new management team, to pay for travel associated with fundraising and establishing the China operations and to purchase intangible assets.

Total current assets. Total current assets increased from $0 at December 31, 2004 to $209,928 at December 31, 2005, primarily as a result of additional vendor deposits by the Company.

Investments in joint ventures. Investments in joint ventures increased from $0 at December 31, 2004 to $46,003 at December 31, 2005. This increase was primarily due to the CRO investment.

Current Liabilities

Accounts payable and other accrued expenses.  Accounts payable and other accrued expense increased from $0 at December 31, 2004 to $499,485 at December 31, 2005. The balance was made up of trade payables and professional services accruals.

Notes payable-current. Notes payable-current increased from $0 at December 31, 2004 to $217,007 at December 31, 2005, primarily relating to an acquired note and a small note established in 2005.

Accrued payroll and related payables. Accrued payroll and related payables increased from $0 at December 31, 2004 to $217,007 at December 31, 2005, an increase of $299,185, primarily relating to starting up the operations of several newly-acquired entities and the Company’s China operations.

Total current liabilities. Total current liabilities increased from $0 at December 31, 2004 to $846,265 at December 31, 2005.

AS OF SEPTEMBER 30, 2006

Current Assets

Cash and cash equivalents. Cash and cash equivalents were $524,540 at September 30, 2006, compared to $32,703 at December 31, 2005, an increase of $491,831. The increase was primarily as a result of the Company’s sales of equity securities during the period, offset by cash used to working capital needs of the three acquired entities, to secure the new management team, to pay for travel associated with fundraising and establishing the China operations and to purchase intangible assets.

Total current assets. Total current assets increased from $226,428 at December 31, 2005 to $1,229,949 at September 30, 2006, primarily as a result of cash discussed above, additional vendor deposits by the Company.

Intangible assets. Intangible assets increased from $0 at December 31, 2005 to $593,183 at September 30, 2006. The increase was due to the purchase of product rights.

Current Liabilities

Accounts payable and other accrued expenses.  Accounts payable and other accrued expense increased from $499,485 at December 31, 2005 to $627,242 at September 30, 2006. The increase was primarily professional accruals.

Notes payable-current. Notes payable-current increased from $217,007 at December 31, 2005 to $277,577 at September 30, 2005, primarily relating to changes in one of the vendor agreements.

Convertible notes payable. Convertible notes payable increased from $0 at December 31, 2005 to $1,000,000 at September 30, 2006, an increase of $1,000,000, primarily relating to the addition of two new notes.

Total current liabilities. Total current liabilities increased from $846,265 at December 31, 2005 to $2,296,703 at September 30, 2005, an increase of $1,450,439. The increase was due primarily to the addition of the two notes.

Investor Loans. Notes payable remained at $341,442 at December 31, 2005 and September 30, 2006.

Risk Factors

The Company is subject to a number of risks and uncertainties. Shareholders are encouraged to carefully consider the risk factors discussed below, as well as the other information included and incorporated by reference into this prospectus.

Risks related to our Business

Because we have a short operating history under our current management, there is limited information upon which you can evaluate our business.

Our Company was formed on June 4, 1991, but it did not begin operations in its current line of business until early 2005. As such, we have not engaged in a sufficient amount of consistent activity over a sustained period of time to establish an operating history in our current line of business. Since beginning operations in our current line of business, we have not been profitable, and we have limited financial results upon which you may judge our potential. As of March 31, 2006, our accumulated losses total $11,307,373.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development, particularly companies in the rapidly evolving market for medical products and services. To be successful in this market, we must, among other things: attract and maintain a broad base of large and small customers; increase awareness of our concept; develop and introduce functional and attractive product and service offerings; respond to competitive and technological developments; attract, integrate, motivate and retain qualified personnel; and continue to build and expand our operational structure to support our business. We cannot guarantee that we will succeed in achieving these goals, and our failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results. Our predecessor company experienced in the past under-capitalization and liquidity problems, which limited its ability to successfully bring its development-stage products to marketability. From time to time, the Company has had to pass on opportunities associated with business and product acquisitions because the capital was not available to consummate the proposed transactions. Similarly, we will require additional capital in order to execute our current business plan. As a development-stage business, we may in the future experience under-capitalization, shortages, setbacks and many of the problems, delays and expenses encountered by any early stage business. As a result of these factors, other factors described herein and unforeseen factors, we may not be able to successfully implement our business model.

We may be unable to meet our future capital requirements.

Based on our current operating plan, we anticipate that we will need additional capital in the near future. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures. In that event, stockholders could lose their entire investment. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our current stockholders will be diluted.

We anticipate significant future losses and are unable to accurately forecast our revenues

We expect to incur net operating losses and negative cash flows. We will incur significant direct expenses associated with the purchase of distribution rights, development of our CRO and Lab and our marketing and sales efforts. We may not achieve sufficient revenues in relation to our expenses to ever become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

As a result of our lack of operating history and the emerging nature of the markets in which we intend to compete, we are unable to forecast our revenues with any degree of certainty. Our current and projected expense levels are based largely on our estimates of future revenues. We expect our expenses to increase significantly in the future as we continue to incur significant sales and marketing, product development and administrative expenses. The success of our business depends on our ability to increase our revenues to offset our expenses. If our revenues fall short of our projections, our business, financial condition and operating results will be materially adversely affected.

If we are unable to develop and maintain alliances with strategic partners, we may have difficulty developing and selling our products and services.

Our ability to develop business alliances with medical device, medical service and/or health- related companies is an essential component of our strategy. There can be no assurance that our efforts to develop such business relationships will progress to mature relationships or that any such relationships will be successful. Generally, our arrangements with strategic partners do not require those partners to purchase or commit to sell any minimum amount of our products or services, and therefore these partners may not devote sufficient resources to the development and sale of our products and technologies. Moreover, some of our arrangements with strategic partners are not exclusive, and these partners may develop products or technologies competitive with our products and technologies. If our alliances with strategic partners are not successful or if we are unable to negotiate acceptable alliances in the future, the development of our products and services could be impeded and our financial results negatively impacted.

We expect intense competition in our industry.

The medical device, services and products business is highly competitive with many companies having access to the same market. Many of our competitors are large, diversified companies with significant expertise and contacts. Many of these competitors have greater name recognition, greater financial and other resources, more significant research and development staffs, marketing and distribution programs and facilities, and longer operating histories than we have, and these competitors can be expected to compete within the business in which we engage and intend to engage. We cannot assure you that we will succeed in the face of strong competition from other companies or that we will have the necessary resources to be competitive and to achieve a profitable position in the marketplace. Moreover, we cannot assure you that our intellectual property rights will block competitive products. If we are unable to compete effectively, our results of operations and financial condition would be adversely affected.

Technological changes and uncertainty present significant challenges and risks to us.

We are involved in the distribution of medical drugs, devices and diagnostics in China. Marketing such products requires extensive research efforts, yet their relative attractiveness in the marketplace can be affected by rapid technological change. For example, we intend to seek to acquire distribution rights for certain of the drugs and other medical devices for which our joint venture with Amcare provides laboratory and CRO services. It is possible that after we have invested significant time and resources into such distribution efforts, new medical products could be developed or introduced that are more effective than the products distributed by us. Additionally, new developments in the RFID field could render some or all of the Company’s Healthcare Pilot RFID solutions non-competitive or obsolete. New developments in the areas of medical devices and products are expected to continue at a rapid pace in both industry and academia. No assurance can be given that unforeseen problems will not develop with the technologies or applications used by the Company or that the Company’s products and services will ultimately be commercially feasible.

International operations present a number of risks to us.

The Company is seeking to establish international operations, with a particular focus on China. International operations and exports to foreign markets are subject to all of the risks generally associated with doing business abroad, such as foreign government regulation, economic conditions, currency fluctuations, duties and taxes, war and political unrest, changing political conditions, disruptions or delays in shipments, expropriation, nationalization, the inability to obtain or the renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. These factors, among others, could impact the Company’s ability to sell its products and services in international markets. If any such factors were to impact the conduct of our business in a particular country, there could be a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the majority of the Company’s sales are derived from the U.S.  As a result, predicting foreign consumer demand may be more difficult for the Company than predicting U.S. consumer preferences, and there can be no assurance that the Company’s merchandise or marketing efforts will be successful in foreign markets. See “-- Risks related to Doing Business in China,” below.

Our products and services are subject to extensive regulations with which compliance is costly and which expose us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products and services in a cost-effective manner or at all, which could adversely affect our business and results of operations.

The production and marketing of our products and our ongoing preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to the Products are wide-ranging and govern, among other things, the testing, marketing and pre-market review of the Products, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain approval or clearance from the State Food and Drug Administration of China (the “SFDA”) before we can market our products in China. See “-- Risks related to Doing Business in China,” below. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot assure that any of our products will be approved for sale. Any failure to obtain regulatory approvals or clearances could prevent us from successfully marketing our products. Our failure to comply with applicable regulatory requirements could result in governmental agencies:

•	imposing fines and penalties on us;
•	preventing us from manufacturing or selling our products;
•	bringing civil or criminal charges against us;
•	delaying the introduction of our new products into the market;
•	recalling or seizing our products; or
•	withdrawing or denying approvals or clearances for our products.

If any or all of the foregoing were to occur, our business, prospects, financial condition or results of operations could be adversely affected.

Even if regulatory approval or clearance of a product is granted, the approval or clearance could limit the uses for which the product may be labeled and promoted, which may limit the market for our products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by the SFDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.

Furthermore, because we are subject to extensive regulation in the countries in which we operate, we are subject to the risk that regulations could change in a way that would expose us to additional costs, penalties or liabilities.

The operation of our products could result in product liability claims.

Given the nature of our business, we face an inherent risk of exposure to product liability claims in the event that the use of products or services that we sell results in injury. While we intend to obtain product liability insurance, there can be no assurance that such insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities. We do not anticipate obtaining contractual indemnification from parties acquiring or using our products. In any event, any such indemnification if obtained will be limited by our terms and, as a practical matter, to the creditworthiness of the indemnifying party. In the event that we do not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on our operations and financial conditions.

We depend heavily on key personnel.

Our performance is substantially dependent on the performance of our Chairman and Chief Executive Officer, Michael Chermak, our President and Chief Operating Officer, Thomas C. Kuhn III, and other key employees. Although none of these employees has indicated that he intends to leave the Company, the loss of the services of any of these employees could have a material adverse effect on the business, operating results and financial condition of the Company.

We may have insufficient assets upon dissolution or termination to return any amounts to our stockholders.

In the event of dissolution of the Company, the proceeds from the liquidation of its assets, if any, will be first used to satisfy the claims of creditors. There is no assurance that the Company’s assets would be sufficient to satisfy creditors’ claims in full. Only after all outstanding debts are satisfied will the remaining proceeds, if any, be distributed to the stockholders. Accordingly, stockholders’ ability to recover all or any portion of their investment under such circumstances will depend on the amount of proceeds that the Company realizes from liquidation of its assets.

Risks Related to Doing Business in China

The legal system in China is subject to uncertainties that could limit the legal protections available to us and increase the risk of doing business in China.

We currently conduct, and expect in the future to conduct, our operations in China through subsidiaries that are and will be organized under Chinese law. These subsidiaries will generally be subject to Chinese law, including laws and regulations applicable to foreign-owned enterprises. In addition, we will depend on affiliated and non-affiliated entities in China to honor their agreements with us or our subsidiaries. Chinese law will govern many aspects of these agreements. Since 1979, many laws and regulations addressing business activity and economic matters in general have been promulgated in China. Despite continued development of its legal system, China still lacks a comprehensive system of well-developed laws. In addition, enforcement of existing laws may be uncertain and sporadic, and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where the law governing a particular agreement or activity is clear, it may be difficult to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment by a court of another jurisdiction. China’s legal system is based on written statutes and, therefore, decided legal cases are without binding legal effect, although they are often followed by judges as guidance. The interpretation of Chinese laws and regulations may not be uniform and may be influenced by policy changes and domestic political changes. Any litigation in China may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, China may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations.

Our China operations may be adversely affected by changes in the political and economic policies of the Chinese government.

A significant portion of our expected future business operations are and will be conducted in China. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including:

•	level of government involvement;
•	economic structure;
•	allocation of resources;

•	level of development;
•	inflation rates;
•	growth rate; and
•	control of foreign exchange.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government.

In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Governmental restrictions on the conversion of Chinese currency may limit our ability to receive and use our revenues effectively.

A substantial portion of our future revenues from our China operations are expected to be in the form of Chinese Renminbi, or RMB, which is not a freely convertible currency. Under China’s existing foreign exchange regulations, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for capital account items such as direct investment, loan or investment in securities outside of China without the prior approval of Chinese regulatory authorities. These restrictions may limit our ability to use revenue generated in RMB to fund any future business activities outside China, to obtain debt or equity financing, or to make dividend or other payments in U.S. dollars. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions and especially if foreign currencies become scarce in China.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB. The value of the RMB, which is controlled and adjusted periodically by the Chinese government, fluctuates and is subject to changes in the political and economic conditions in China. Any devaluation of the RMB could adversely affect the value of our common stock in foreign currency terms because we expect that a significant portion of our future revenues will be denominated in RMB. Fluctuations in exchange rates also could adversely affect the value, translated or converted into United States dollars, of our net assets, earnings and any declared dividends. In addition, a devaluation of the RMB is likely to increase the portion of our cash flow required to satisfy any foreign currency denominated obligations.

Future inflation in China may inhibit economic activity in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past 10 years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has been more moderate since 1995, high inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products.

The absence of express laws and regulations in China regarding foreign investment in China’s pharmaceutical distribution sector may cause uncertainty.

China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. China’s regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our business objectives. While political and legal trends in China over the past several years have favored increased foreign investment, there can be no assurance that these trends will continue. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and negatively affected.

The ability of our Chinese operating subsidiaries to export capital may be restricted due to our corporate structure.

A significant portion of our current and future operations are conducted in China and a significant portion of our future revenues are expected to be generated in China through Chinese subsidiaries. As foreign-owned enterprises, our Chinese subsidiaries may be required to establish a reserve fund and a staff and workers’ bonus and welfare fund in accordance with Chinese law. In addition, the profit available for distribution to the Company from its Chinese subsidiaries will be determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed under generally accepted accounting principles in the United States, or U.S. GAAP. As a result, the Company may not be able to receive cash distributions from its Chinese subsidiaries in amounts that the Company deem appropriate, or at all, even if the Chinese subsidiaries have been profitable under U.S. GAAP. This could limit the Company’s ability to use cash generated by its operations in the manner that management deems to be best for the Company and its shareholders (for example, the Company may be unable to use such cash to fund its domestic operations). These restrictions could negatively affect the Company’s ability to effectively manage its business and, therefore, its results of operations.

We may be restricted in our ability to transfer funds to our Chinese operating subsidiaries, which may restrict our ability to act in response to changing market conditions.

Any transfer by us of funds to our Chinese subsidiaries through a stockholder loan and the capacity for our Chinese subsidiaries to obtain an RMB loan secured by us or other foreign institutions is subject to the approval of China’s State Administration of Foreign Exchange. If the sum of the aggregated medium-term and long-term external debts, the outstanding short-term external debts and RMB loans secured by foreign institution(s) of a Chinese subsidiary is less than the difference between its total investment amount and its registered capital, the Chinese subsidiary is required to apply to the appropriate examination and approval authority to increase its total investment amount. Accordingly, any transfer of funds from us, directly or indirectly, to any of our Chinese subsidiaries by means of increasing its registered capital is subject to approval by the appropriate examination and approval authorities in China. This limitation on the free flow of funds between us and our Chinese subsidiaries may restrict our ability to react to changing market conditions.

We may not be able to obtain appropriate insurance coverage in China on acceptable terms, or at all.

The insurance industry in China is still in an early stage of development. Insurance companies in China offer limited business insurance options. As a result, we have not maintained, and currently do not maintain, any liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. If any action, suit or similar proceeding is brought against us or our Chinese subsidiaries and we or our subsidiaries are unable to defend the action or if a significant judgment is rendered for which we are not insured, our business, financial condition and operations could be negatively affected.

Our pharmaceutical operations in China are subject to significant government regulation.

The production of our pharmaceutical products is subject to the regulatory approval of the SFDA. The regulatory approval procedure for pharmaceuticals can be quite lengthy, costly, and uncertain. Depending upon the discretion of the SFDA, the approval process may be significantly delayed by additional clinical testing and require the expenditure of resources not currently available. In such an event, it may be necessary for us to abandon our application. Even where approval of the product is granted, it may contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use. If approval of our product is denied, abandoned, or severely limited in terms of the scope of a product’s use, it may result in the inability to recoup considerable product development expenditures.

Price control regulations may decrease our profitability.

The prices of certain medicines distributed in China, including those listed in the Chinese government’s Insurance Catalogue of medications that are reimbursable under China’s social insurance program, are subject to control by the relevant state or provincial price administration authorities. In practice, price control with respect to these medicines sets a ceiling on their retail price. The actual price of such medicines set by manufacturers, wholesalers and retailers cannot historically exceed the price ceiling imposed by applicable government price control regulations. These limits could negatively affect our revenues and results of operations.

Chinese-mandated bidding processes with respect to the purchase of certain pharmaceutical products may lead to reduced revenue.

Chinese regulations require non-profit medical organizations established in China to implement bidding procedures for the purchase of drugs. It is intended that the implementation of a bidding purchase system will be extended gradually and will cover, among other drugs, those consumed in large volume and commonly used for clinical uses. Pharmaceutical wholesalers must have the due authorization of the pharmaceutical manufacturers for the purpose of participating in the bidding process. This bidding process could reduce the amounts we or our affiliates or partners are able to charge for certain medicines, which could negatively impact our results of operations.

If the medicines we distribute are replaced by other medicines or removed from China’s social insurance catalogue in the future, our revenue may suffer.

Under Chinese regulations, patients purchasing medicines listed by China’s state and/or provincial governments in the catalogue of medicines that are covered by social insurance, or the Insurance Catalogue, may be, in part or in whole, reimbursed by a social medicine fund. Accordingly, pharmaceutical distributors prefer to engage in the distribution of medicines listed in this Insurance Catalogue. The content of this Insurance Catalogue is subject to change by the Ministry of Labor and Social Security of China, and new medicines may be added to this Insurance Catalogue by provincial level authorities as part of their limited ability to change certain medicines listed in the Insurance Catalogue. If the medicines we distribute are not included in the Insurance Catalogue or are replaced by other medicines or removed from this insurance catalogue in the future, our revenue may suffer.

It may be difficult for stockholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our stockholders.

A significant portion of our assets are expected to be located in China, and a significant portion of our future operations are expected to be conducted in China through subsidiaries organized under Chinese law. In addition, it is unclear whether the courts of China would recognize or enforce judgments of U.S. courts obtained against our Chinese subsidiaries or their officers and/or directors predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

Any future outbreak of Severe Acute Respiratory Syndrome, or SARS, or any other epidemic in China could have a material adverse effect on our business operations, financial condition and results of operations.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as SARS. In July 2003, the World Health Organization declared that SARS had been contained. However, an outbreak of SARS or another infections disease in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For example, a new outbreak of SARS or any other epidemic may reduce the level of economic activity in affected areas, which may lead to a reduction in our revenue if our clients cancel existing contracts or defer future expenditures. In addition, health or other government regulations may require temporary closure of our facilities, or the facilities of our customers or partners, which could severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

Risks related to our Common Stock

Our Board of Directors has only recently added independent directors and has not yet established audit, compensation, corporate governance, or other committees of independent directors to oversee our financial reporting, executive compensation, and other practices.

Until recently, our Board of Directors was comprised entirely of Dr. Wong, Mr. Chermak and Mr. Kuhn, each of whom was an officer and employee of the Company. In April 2006, Dr. Wong resigned from the Board of Directors and four independent directors were added to the Board. The Board of Directors has not yet appointed an independent audit committee to oversee financial reporting or make decisions regarding our auditors, audit procedures, or review accounting issues, including the scope and adequacy of internal control procedures. Until an independent audit committee has been established, it is highly unlikely that our management will be able to certify that the Company’s internal control over financial reporting is effective, and our independent registered public accounting firm will issue a qualified or adverse attestation regarding our internal control over financial reporting, and it is possible that we could receive a qualified or adverse audit opinion on our financial statements.

Additionally, prior to the appointment of independent directors to the Board, the Company consummated several significant related party transactions, including significant acquisitions. These transactions were not be reviewed or approved by any independent directors. While we believe the terms of these transactions to be fair to unaffiliated shareholders, there can be no assurance that independent directors would have come to similar conclusions regarding the fairness of these transactions or would not have demanded different or additional terms prior to approving these transactions.

There is currently no trading market for our common stock and a trading market may never develop.

Shares of our common stock are quoted on the “pink sheets,” and we cannot assure you that any other trading market for our securities will develop and you should anticipate bearing the economic risk of your investment for an indefinite period of time. The average volume on the stock is very low and the sale of even small blocks of shares could cause a significant decrease in the per share price.

If the Company were to seek to have shares of its common stock quoted on the OTC Bulletin Board or other trading medium, it may be subject to lengthy delays in doing so, and there can be no assurance that the Company’s efforts will be successful. Moreover, in the event that the Company’s shares become quoted on any such trading medium, we may be subject to the penny stock rules by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks, and as such there may be a reduction in the trading activity of our common stock.

Our common stock is subject to the "penny stock" rules of the SEC, which will make transactions in our common stock cumbersome and may depress the trading price of our common stock.

Our securities are subject, and may in the future continue to be subject, to the “penny stock” rules adopted pursuant to Section 15(g) of the Exchange Act. The penny stock rules apply generally to companies whose common stock trades at less than $5.00 per share, subject to certain limited exemptions. Such rules require, among other things, that brokers who trade “penny stocks” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade “penny stocks” because of the requirements of these rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the penny stock rules for any significant period, there may develop an adverse impact on the market, if any, for our securities.

We will incur significant additional expense related to compliance with the internal control over financial reporting requirements and other requirements of the Sarbanes Oxley Act of 2002 (“Sarbanes-Oxley”), and any inability to comply with these requirements may harm our business and the price of our common stock.

As directed by Section 404 of Sarbanes-Oxley, the SEC has adopted rules requiring public companies to conduct a comprehensive review and assessment of the effectiveness of their internal control over financial reporting, and to include a report of management on internal control over financial reporting in their annual reports, including Annual Reports on Form 10-KSB, which we will be required to file after the effectiveness of this registration statement. In addition, the independent registered public accounting firm that audits a public company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting as well as the operating effectiveness of the company's internal control over financial reporting. We do not expect to be subject to these requirements until the fiscal year ending December 31, 2007, so long as our market capitalization does not exceed $75 million as of the end of the second quarter of fiscal year 2006. We are currently evaluating our internal control over financial reporting in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls, and to identify weaknesses and deficiencies in or internal controls that require remediation. Currently, we do not have an independent audit committee. Until our board of directors has established a qualified, independent audit committee, it is highly unlikely that our management will be able to conclude that our internal control over financial reporting is effective. We expect to expend significant resources during our 2006 and 2007 fiscal years developing the necessary internal controls, and in documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act related to these internal controls. We also expect a significant increase in audit fees and related expenses related to Section 404. Despite these efforts, a review of our financial systems and controls may uncover additional deficiencies in existing systems and controls, and our efforts to correct any such deficiencies may be costly and may strain our management resources and negatively impact earnings. In the event we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected. In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

Stockholders are subject to potential dilution as a result of future issuances of securities.

In the event the Company needs additional capital, the Company may offer to sell additional stock with rights, preferences and privileges senior to our common stock. Any such issuance would dilute the outstanding stockholders’ equity interests in the Company and might adversely affect the value of the outstanding shares.

ITEM 3. DESCRIPTION OF PROPERTY

The Company’s executive offices are located in San Diego, California. The Company’s operations center facility is located in San Clemente, California. The Healthcare Pilot operations and the Company’s corporate IT, corporate marketing and corporate finance operations are located at this facility. The Company also has outside offices in the following locations: Dallas, Texas (for business development and to work with Crowley); Austin, Texas (Clarity); Nashville, Tennessee (IML); Atlanta, Georgia (national sales office) and Wan Chai, Hong Kong (headquarters for our China operations). The corporate headquarters office consists of 3,193 square feet and is located in downtown San Diego. This lease is for five years and expires in May of 2011. The San Clemente operations center consists of approximately 7,000 square feet. This lease is for 36 months, with a 12 month renewal option, and expires in June of 2008. The Clarity Imaging office is in Austin and consists of approximately 1,300 square feet This lease is for 24 months, with a 24 month renewal option, and expires in March of 2007. The other offices are all in the 1,000 square foot or smaller range, and under month to month terms.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the beneficial ownership of the shares of common stock as of March 31, 2006, by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company’s directors and executive officers and (iii) all directors and executive officers as a group.

Except as otherwise indicated, the address of each of the persons listed below is c/o Bridgetech Holdings International, Inc., 402 West Broadway, 26th Floor, San Diego, California 92101.

Name And Address	Amount and Natureof Beneficial Ownership	Percent of Class (1)

Herbert Wong (2)	4,306,179	18%
Michael D. Chermak (3)	2,931,475	12%
Scott Landow	2,524,671	11%
Thomas C. Kuhn III (4)	2,600,000	11%

All officers and directors as a group	9,837,654	41%

(1)
Based upon 24,857,520 shares of common stock outstanding on September 30, 2006. The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (the "Commission"). Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of the security, or “investment power,” which includes the power to dispose of or direct the disposition of the security. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, in determining the number and percentage of shares beneficially owned by each person pursuant to options exercisable within 60 days after September 30, 2006, shares issuable upon exercise of such options are deemed outstanding for the purpose of determining the total number outstanding for such person and are not deemed outstanding for such purpose for all other stockholders. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(2)	Includes 1,500,000 shares issuable upon the exercise of currently exercisable stock options. Also includes 96,949 shares owned by Mr. Wong’s wife for which Mr. Wong disclaims beneficial ownership.
(3)	Includes 1,250,000 shares issuable upon the exercise of currently exercisable stock options.
(4)	Includes 1,250,000 shares issuable upon the exercise of currently exercisable stock options.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Set forth below are the directors and officers of the Company as of September 30, 2006.

Name	Age	Positions

Michael D. Chermak	46	Chairman and Chief Executive Officer and Director
Thomas C. Kuhn III	43	President, Chief Operating Officer, Secretary, Treasurer and Director
Blake Ingle, Ph.D.	60	Director
Mang Yu, Ph.D.	51	Director
Alan Paau, Ph.D.	51	Director
Ken Goins	48	Director
Joseph Liu	42	President, Asia Operations
Carrie Yuen	50	Strategist & Regulatory Affairs
Rick Howard	44	Senior Vice President, Strategic Alliances
Rick Dionne	34	Senior Vice President, Marketing & Sales
John Relic	53	President, Clarity
Derek Cahill	34	Chief Information Officer
Evans M. Clements III	45	President, IML

Michael D. Chermak has been the Chairman and Chief Executive Officer of the Company since May 2, 2005. Mr. Chermak has served as a member of the Board of Directors of the Company since May, 2005. Mr. Chermak has more than 25 years of healthcare industry experience with extensive expertise in establishing and leading start-up companies. He was the founder and CEO of Healthdemographics, which he sold in 1998, and he was also the founder of Medibuy.com. Mr. Chermak serves as a director of Origin Agritech Limited, which is a publicly-traded company engaged in the business of developing and distributing hybrid corn. Mr. Chermak received a bachelor’s degree in business administration from the University of New Mexico.

Thomas C. Kuhn III has been the President and Chief Operating Officer of the Company since May 2005. He has also served as a member of the Board of Directors, as Secretary and as treasurer of the Company since May 2005. Mr. Kuhn served as Executive Vice President and Chief Financial Officer of the Company from March 2005 to May 2005. Mr. Kuhn has more than 21 years of financial experience. Mr. Kuhn founded and has served as the CEO of TK3 Solutions, a financial consulting business, since 2003. From 2001 to 2003, Mr. Kuhn was the Chief Financial Officer of Skylight Financial in the financial services sector. Prior to working for Skylight, Mr. Kuhn served as the Chief Financial Officer of Caredata, Inc., a healthcare information business. He has also worked for First Data Corporation, a financial services business, in various financial positions. He has also served as a public accountant with Ernst and Young as well as Clayton, Miller and Company. Mr. Kuhn received a Bachelor of Science Degree in accounting for the University of South Carolina and is a Certified Public Accountant.

Blake Ingle, Ph.D. Partner, IngleWood Ventures has been a director of the Company since April 2006. Dr. Ingle was formerly CEO of IMCERA Group, a Fortune 250 healthcare company. He has more than 30 years of healthcare experience, including serving as CEO of Canji, a biotech company that was sold to Schering-Plough in a successful transition for its venture capital investors. Dr. Ingle also serves on the Board of Directors of Vical, Dendreon Corporation, Cengent Therapeutics, Alerion, Targeted Molecules Corp., and INEX Pharmaceuticals. He also serves as Strategic Advisor for Quorex Pharmaceuticals, and is a recent past Chairman of the Burnham Institute (formerly the La Jolla Cancer Research Foundation). Dr. Ingle earned his Ph.D. in microbiology.

Mang Yu, Ph.D. has been a director of the Company since April 2006. Dr. Yu is the President and Chief Executive Officer, NexBio, Inc.. Dr. Yu is a serial scientist entrepreneur and with a history of successful biotech start-ups. His most recent company, NexBio, was awarded the “Scientific American 50” in December 2005 for its innovative influenza medicine. Prior to founding NexBio, Dr. Yu was a co-founder and Executive Vice President of Perlan Therapeutics, a biopharmaceutical company focusing on the development of treatments for the common cold. Dr. Yu was a scientific co-founder of Immusol, Inc., where he served as Director of HIV Gene Therapy, and later as Director of Target Discovery & Gene Therapy (for HIV, HBV, & HCV). While at Immusol, Dr. Yu was responsible for a corporate partnership with Pfizer on the anti-HIV drug MY-2. Dr. Yu holds a Ph.D. in Biochemistry & Molecular Biology from Indiana University, School of Medicine, and completed his post-doctoral training at University of California, San Diego with a world-renowned virologist, Dr. Flossie Wong-Staal. Dr. Yu was a founding board member of BayHelix, an organization of leaders of Chinese origin in the global life sciences and healthcare community.

Alan Paau, PhD, MBA, has been a director of the Company since April 2006. Dr. Paau is the Assistant Vice Chancellor UCSD. As an intellectual property and a licensing executive Dr. Paau has supervised the execution of over 800 licenses and option agreements and the formation of over 85 startup companies using university innovations. Prior to joining UCSD, Dr. Paau was Executive Director of the Iowa State University Research Foundation, Inc. and Director of Intellectual Property & Technology Transfer at Iowa State University (Ames, IA). Previously, he was Associate Director of the Biotechnology Center at the Ohio State University. Dr. Paau held faculty appointments while at Iowa State University in the departments of Preventive Medicine, Immunology & Microbiology, and Genetics & Zoology, and at the Ohio State University in the departments of Microbiology, and Plant Pathology. Before returning to the academic environment, Dr. Paau held research and management positions in the Cetus Corporation and the W.R. Grace & Co. organization for twelve years. He earned his Ph.D. in Biological Sciences and also has an MBA. He holds eight U.S. patents and has contributed thirty peer-reviewed research articles to scientific journals and six invited reviews/chapters to technical books. Dr. Paau currently also serves on the Board of Directors of NanBioNexus and Vivo Development, Ltd.

Kenneth M. Goins, Jr. has been a director of the Company since April 2006. Mr. Goins is the President & COO, LandAmerica Credit Services, Inc. Mr. Goins is a seasoned business professional with broad experience in both the Healthcare and Financial Services industries. Prior to being acquired by LandAmerica, Mr. Goins served as Chairman and CEO of INFO1, Inc. in Atlanta. Mr. Goins was the former CEO and a board member of Caredata, Inc. a NASDAQ Company. Mr. Goins has also head CFO positions at several companies including First Data Corporation and MicroBilt. Mr. Goins has significant SEC reporting experience having participated in four IPO’s and has participated in over forty acquisitions and integrations. Mr. Goins is a Cum Laude graduate of the University of South Carolina. a Phi Beta Kappa and a Certified Public Accountant.

Joseph Liu has served as the President of our Asia operations since December 2005. Prior to joining the Company, Mr. Liu was a Senior Manager for Hong Kong Science & Technology Parks Corporation, where he led the strategic development and implementation of the Biotechnology/Life Sciences Program. Prior to that, Mr. Liu served as a Sales and Marketing Manager for China Concord Limited and as a Business Unit Manager for Mekim Limited. Mr. Liu received his Ph.D. in Radiological Health Sciences from Colorado State University. Mr. Liu also served as a fellow in the Department of Human Oncology at the University of Wisconsin School of Medicine.

Carrie Yuen serves as our Strategist and Regulatory Affairs Officer, a position she has held since October 2005. For the previous 10 years, Ms. Yuen served as a China Corporate Planner and strategist for the A.S. Watson Group, a subsidiary of Hutchison Whampoa Limited. Ms. Yuen was also a partner at Price Waterhouse, where she provided tax, regulatory and business advisory services to clients.

Rick Howard serves as our Senior Vice President for Strategic Alliances, a position which he has occupied since July 2005. From March 2002 until June 2005, Mr. Howard served as the Vice President of Sales for Kryptiq Corporation. From June 2001 until March 2002, Mr. Howard served as the Executive Vice President of Business Development and Alliances for Enercom, and from October 1999 until June 2001, Mr. Howard served as the Vice President of Strategic Alliances for Efusion Incorporated, which was spun-off from Intel Corporation.

Rick Dionne is our Senior Vice President of Marketing and Sales, a position he has held since September 2006. Prior to joining us, Mr. Dionne served as the Vice President of Business Development for Caredata and the Chief Operating Officer of Armada Communications LLC.

John Relic is the President of Clarity, which the Company acquired in 2005. For the previous five years, prior to joining Clarity in December 2004, Mr. Relic was self-employed.

Derek Cahill is the Chief Information Officer after having served as President of Healthcare Pilot, which the Company acquired in 2005.. Prior to joining HealthCare Pilot, Mr. Cahill was the President of on Demand Business Software, and prior thereto, he served as the Vice President of Product Development for Commercescout and the Chief Technology Officer of Medibuy.

Evans M. Clements III is the President of International MedLink, which the Company acquired earlier this year. Mr. Clements has served as the President or Chief Executive Officer of International MedLink since November 2004, and he was the Chief Executive Officer of Pacific Rim Nurses, LLC from August 2002 until November 2004. Mr. Clemens was also a Managing Director of Innovative Health Partners from February 2002 until April 2003 and was the Director of Business Development for Williams, Crosslin, Sparks & Vaden, PLLC/Stat Solutions, LLC from April 1999 until February 2002.

The Board of Directors has not yet established any committees. All functions of the nominating committee, audit committee and compensation committee are currently performed by the full Board of Directors. Independent board members include Mr. Ingle, Mr. Yu., Mr. Paau and Mr. Goins.

ITEM 6. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered from January 1, 2003 through December 31, 2005. Currently, Michael D. Chermak is the Chairman and Chief Executive Officer of the Company; and Thomas C. Kuhn III is the President and Chief Operating Officer. Please note that Mr. Landow resigned from his office as Chief Executive Officer of the Company on May 1, 2005.

		Annual			Long-Term Compensation
		Compensation
						Securities	All
				Other Annual	Restricted	Underlying	Other
Name and Principal Position(s)	Year	Salary	Bonus	Compensation	Stock	Options	Compensation

Michael D. Chermak	2005	$154,230	$0	$0	1,500,000	1,250,000	$0
Chief Executive Officer
Thomas C. Kuhn III
President	2005	$90,000	$0	$0	1,350,000	1,250,000	$0
Scott Landow (1)
Chief Executive Officer	2005		$0	$0	0	0	0
	2004	$150,000	$0	$0	0	0	0
	2003	$87,500	$0	$0	0	0	0

(1)
Approximately $112,500 and $150,000 in salary to Mr. Landow were accrued and unpaid for the years ending December 31, 2003 and 2004, respectively. These accrued amounts were converted to equity in 2005.

Stock Option Grants During the Fiscal Year

During 2005, the Company granted stock options to members of its current management team as well as certain other employees and consultants. See “Recent Sales of Unregistered Securities.”

Name	Number of Securities Underlying Options/SARs granted	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Herbert Y. Wong[1]	1,500,000	32.6%	$1.00	May 2, 2015
Michael D. Chermak	1,250,000	27.1%	$1.00	May 2, 2015
Thomas C. Kuhn III	1,250,000	27.1%	$1.00	May 2, 2015
Noel De Winter	100,000	2.2%	$1.00	December 20, 2015
Joseph Liu	100,000	2.2%	$1.00	December 20, 2015
Rick Dionne	100,000	2.2%	$1.00	December 20, 2015
Rick Howard	100,000	2.2%	$1.00	December 20, 2015
Evans Clements	100,000	2.2%	$1.00	December 20, 2015
Carrie Yuen	100,000	2.2%	$1.00	December 20, 2015
Total	4,600,000	100%

1 Mr. Wong passed away in June 2006.

Stock Option Exercises during the most recent Fiscal Year

There were no stock option exercises during the fiscal year ended December 31, 2005.

Compensation of Directors

As compensation for serving on the Board, each director receives a one time grant of options to purchase 50,000 shares of our common stock (excercisable at $1.00) as well as $2,500.00 per attended meeting. All directors receive reimbursement for out-of-pocket expenses in attending meetings of the Board of Directors. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for such services.

Employment Contracts; Termination of Employment and Change-in-Control Arrangements

The Company has entered into written employment contracts with Mr. Chermak, Mr. Kuhn, Mr. Wong and Mr. Liu.

The Company’s agreement with Mr. Chermak was entered into on April 1, 2005 and has a three-year term, which is automatically renewed each year for three years from the date of renewal, unless terminated by either party upon 30 days notice or otherwise terminated in accordance with its terms. The agreement provides a base salary for Mr. Chermak of $400,000. If the Company terminates his employment without cause, or upon certain changes in control of the Company, Mr. Chermak would be entitled to a one-time severance payment in an amount equal to his then-current base salary plus an amount equal to a 100% bonus for the remaining term of his contract. Mr. Chermak is also entitled to an annual cash bonus and annual options grants in amounts to be determined by the Compensation Committee or the entire Board of Directors, as appropriate. Mr. Chermak is entitled to a monthly car allowance of $1,000, as well as participation in the Company’s health and other benefit plans. Under the terms of the agreement, Mr. Chermak was also granted 1,250,000 shares of the Company’s stock upon signing, with an antidilution provision such that, if at any time in the future this grant shall represent less than an 8% equity interest in the Company, the Company shall be obligated to grant additional shares to Mr. Chermak in an amount such that the additional shares, together with the initial grant, represent an 8% equity interest in the Company. Subject to certain exceptions, Mr. Chermak is prohibited from competing with the Company for one year after the termination of his employment with the Company.

The Company’s agreement with Mr. Kuhn was entered into on March 14, 2005 and has a three-year term, which is automatically renewed each year for three years from the date of renewal, unless terminated by either party upon 30 days notice or otherwise terminated in accordance with its terms. The agreement provides a base salary for Mr. Kuhn of $350,000. If the Company terminates his employment without cause, or upon certain changes in control of the Company, Mr. Kuhn would be entitled to a one-time severance payment in an amount equal to his then-current base salary plus an amount equal to a 100% bonus for the remaining term of his contract. Mr. Kuhn is also entitled to an annual cash bonus and annual options grants in amounts to be determined by the Compensation Committee or the entire Board of Directors, as appropriate. Mr. Kuhn is entitled to a monthly car allowance of $1,000, as well as participation in the Company’s health and other benefit plans. Under the terms of the agreement, Mr. Kuhn was also granted 1,000,000 shares of the Company’s stock upon signing, and received a relocation payment, with an antidilution provision such that, if at any time in the future this grant shall represent less than a 5% equity interest in the Company, the Company shall be obligated to grant additional shares to Mr. Kuhn in an amount such that the additional shares, together with the initial grant, represent a 5% equity interest in the Company. Subject to certain exceptions, Mr. Kuhn is prohibited from competing with the Company for one year after the termination of his employment with the Company.

The Company’s agreement with Dr. Wong was entered into on May 1, 2005 and has a three-year term. The agreement provides a base salary for Dr. Wong of $240,000. Mr. Wong passed away in June 2006.

The Company’s agreement with Mr. Liu, effective as of December 8, 2005, provides that we will pay Mr. Liu HK$120,000 per month and that Mr. Liu will be eligible for a bonus in an amount equal to one-half of his salary, provided that he achieves certain goals to be established by him and the Company. In addition, Mr. Liu’s agreement provides that he received 50,000 shares of our common stock upon the commencement of his employment and options to purchase 100,000 shares of our common stock at a price equal to the fair market value of the stock on the date of grant. Mr. Liu will be entitled to receive options to purchase 50,000 more shares each year during his employment. Mr. Liu’s employment may be terminated by either Mr. Liu or the Company at any time upon two months’ prior written notice or without notice by the Company upon payment by the Company of two months’ salary.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In February 2005, the Company acquired all the outstanding stock of Old Bridgetech. Mr. Wong was one of the founders of Old Bridgetech. In connection with this transaction, the Company issued 5,814,357 shares of common stock to the former stockholders of Old Bridgetech, including 2,543,781 shares of common stock issued to Mr. Wong and 2,543,781 shares of common stock issued to Mr. Landow.

In March of 2005, the Company purchased 80% of Healthcare Pilot. Then, in June 2005, we amended our agreement with Healthcare Pilot to provide that we would acquire 100% of the outstanding stock. Pursuant to the amendment, we agreed to issue 585,406 shares of the Company’s common stock to Mr. Chermak, the sole shareholder of Healthcare Pilot. Up to the point of the initial transaction in March 2005, Michael Chermak was the Chairman of the Board of Directors and the Chief Executive Officer of Healthcare Pilot. Mr. Chermak has also made a verbal commitment to guarantee a loan to Healthcare Pilot by Indymac Bank in the principal amount of $341,442, the entire amount of which remains outstanding. The loan bears interest at a rate of 8.5% and is payable on demand.

In April 2005, Scott Landow, the former Chief Executive Officer of the Company, and Rich Propper, a former director of the Company, each converted debt in shares of the Company’s common stock. Mr. Landow converted debt in the amount of $594,121 into 480,889 shares of common stock, and Mr. Proper converted debt in the amount of $611,364 into 494,846 shares of common stock.

In May of 2005, the Company purchased IML. Herbert Wong was Chairman of the Board of Directors of IML. The entity was purchased for 386,328 shares of common stock, with the potential to receive an additional 386,328 shares after three years if certain performance criteria are satisfied. Dr. Wong received 24%, and his wife received 1.25%, of the total consideration of this acquisition.

In May of 2005, the Company purchased Clarity. Herbert Wong was the Chairman of the Board of Directors of Clarity. The entity was purchased for 368,480 shares of common stock, with the potential to receive an additional 368,480 shares after three years if certain performance criteria are satisfied. Dr. Wong received 20%, and his wife received 25%, of the total consideration of this acquisition.

In connection with Mr. Landow’s resignation from the Company in May 2005, the Company and Mr. Landow entered into a settlement agreement and general release whereby all outstanding stock options held by Mr. Landow were cancelled, and the Company and Mr. Landow entered into a consulting agreement for a period of 18 months beginning May 1, 2005. The Company is obligated to pay Mr. Landow $15,000 per month under this consulting agreement.

The purchase price calculations for the Healthcare Pilot, Clarity and IML acquisitions were structured in the same fashion. First, the Company evaluated the future cash flow projections for each entity. Then, the net present value of future cash flows for three years was calculated. For each entity, common stock was granted in an amount equal to 40% of this present value calculation. If Clarity and IML, if those entities meet the future cash flow projections used in these calculations, we will issue additional shares to the former shareholders of those companies in the amounts described above (representing an additional 40% of the present value).

Mr. Chermak has guaranteed several loans to Retail Pilot in an aggregate amount of $341,442. These loans were made by Indymac Bank to Retail Pilot in August 2004. The loans carry an interest rate of prime plus one percent and are due upon demand.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which, as of March 31, 2006, 20,928,814 shares were issued and outstanding and beneficially held by approximately 928 stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case Delaware law and the Company’s Bylaws require the favorable vote of at least a majority of all outstanding shares. Directors are elected by plurality vote. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, $.002 par value per share (“Preferred Stock”), none of which is issued or outstanding. The Company’s Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The Board has designated 300,000 shares of Preferred Stock as “Series A Convertible Preferred Stock.” These shares of Series A Preferred Stock is convertible into shares of common stock at a specified ratio, and votes on an as-converted basis with the common stock as a single class. The Series A Preferred also has a liquidation preference, is entitled to a specified cash dividend, and is redeemable by the Company. All shares of Series A Preferred Stock have been converted into shares of common stock, and there are no shares of Series A Preferred Stock outstanding. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company.

PART II

ITEM 1	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company’s common stock has been quoted over the counter on the Pink Sheets over the counter quotation service under the symbol “BGTH.PK” since February 18, 2005. Prior to terminating the registration of its common stock under the Exchange Act in December 2004, Parentech’s common stock was quoted on the OTC Bulletin Board under the symbol PRNH.OB. From February 18, 2005 through the filing of this registration statement, the high and low bid prices for the Company’s common stock were $6.05 and $1.80, respectively. The high and low bid information stated above reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual prices. The Company considers its common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of the date of the filing of this registration filing, there were approximately 928 record holders of the Company’s Common Stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company’s business.

Period	High Bid	Low Bid

Calendar 2005 (as Bridgetech)
First Quarter	$5.20	$2.90

Calendar 2005 (as Bridgetech)
First Quarter	$5.95	$2.00
Second Quarter	$6.05	$2.50
Third Quarter	$4.20	$2.05
Fourth Quarter	$3.50	$1.80

Calendar 2004 (as Parentech)
First Quarter	$0.24	$0.08
Second Quarter	$0.35	$0.02
Third Quarter	$0.15	$0.07
Fourth Quarter	$0.07	$0.03

Calendar 2003
First Quarter	$0.24	$0.08
Second Quarter	$0.35	$0.02
Third Quarter	$0.15	$0.07
Fourth Quarter	$0.07	$0.03

Equity Compensation Plan Information

The Company has two stock option plans: the 2001 Stock Option Plan (the “2001 Plan”) and the 2005 Stock Option Plan (the “2005 Plan”). There are currently no options outstanding under the 2001 Plan, and as a result of the 1-for-200 reverse split of the Company’s outstanding stock earlier this year and the corresponding adjustment to the 2001 Plan, only 10,000 options remain available for future issuance under the 2001 Plan. The Company does not intend to grant any more options under the 2001 Plan. The Company’s 2005 Plan, which was implemented after the reverse split, provides for the grant of options to purchase up to 5,000,000 shares of the Company’s common stock at consideration to be determined from time-to-time by the Company’s Board of Directors. Both plans have been approved by the Company’s Board of Directors and shareholders.

	Number of Securities to be issued upon exercise of outstanding options, warranties and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans approved by security holders	4,600,000	$1	400,000
Equity compensation plans not approved by security holders
Total	4,600,000	$1	400,000

2005 Plan. A total of 5,000,000 shares were reserved for issuance from time to time under the 2005 Plan. This number would be adjusted in the event of any change in the outstanding common stock of the Company by reason of any stock dividend, stock split or similar corporate change. If an option granted under the 2005 Plan expires or otherwise terminates without having been exercised, the shares of common stock subject to such option shall be available for grant again under the 2005 Plan. As of the date of filing of this registration statement, options to purchase 4,600,000 shares had been issued under the 2005 Plan, of which 4,600,000 have vested and are currently exercisable.

The 2005 Plan is administered by the Company’s Board of Directors. The Board of Directors may grant options to any employee, consultant or director of the Company or any of its subsidiaries. On the date of grant, the board of directors will determine the vesting schedule, expiration date and option exercise price for each option. The per-share exercise price of any incentive stock option, or ISO, may not be less than the fair market value of a share of the Company’s stock on the date of grant, as determined in accordance with the terms of the 2005 Plan. The per-share exercise price of any nonstatutory stock option, or NSO, may not be less than 85% of the fair market value of a share of the Company’s common stock on the date of grant.

The 2005 Plan was adopted by the Company’s shareholders on May 2, 2005. The Board of Directors may terminate or amend the 2005 Plan at any time. No such termination or amendment may adversely affect any option previously granted under the 2005 Plan. Any increase in the maximum number of shares for which options may be granted under the 2005 Plan must be approved by the Company’s shareholders.

ITEM 2. LEGAL PROCEEDINGS.

On August 20, 2005, the Company was served with a complaint filed by Carttronics, LLC, a California limited liability company, in the Superior Court of San Diego, California. Along with the Company, Retail Pilot, Inc., Michael Chermak and several other non-executive employees of the Company were named as defendants in this lawsuit. Carttronics alleges, among other things, that the defendants misappropriated trade secrets of Carttronics related to its shopping cart, loss prevention technology and engaged in unfair competition with Carttronics. Carttronics seeks both injunctive relief and unspecified monetary damages. The Company has engaged local counsel and intends to defend itself vigorously in this matter. The Company has not developed any product in this market, has no plans to develop a product in this market, has never gained a customer nor earned any revenue in this market and is not currently using that technology in any of its current product offerings. The Company does not anticipate that this litigation will result in a material adverse effect to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the last three years the Company sold unregistered shares of its common stock in the following transactions:

•
In February of 2005, in connection with the acquisition of Old Bridgetech, the Company issued 5,814,357 shares of common stock to four former stockholders of Old Bridgetech. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the “1933 Act”) in completing this transaction.

•
In conjunction with the acquisition of the outstanding stock of Old Bridgetech in February 2005, the Company issued 1,583,290 shares of $0.001 par value common stock to 26 debt holders. The debt extinguished in this transaction totaled $1,956,096, and was comprised of convertible notes payable, accrued payroll and accrued interest. There was no underwriter involved in this issuance. The Company relied on the exemption from registration provided by Section 4(2) of the 1933 Act in completing this transaction.

•
In February of 2005 the Company sold 1,300,000 of $0.001 par value common stock to four investors for $175,000. The proceeds were used for working capital purposes. There was no underwriter involved in this issuance. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

•
In March of 2005 the Company issued 790,000 shares of Common Stock in consideration for consulting services provided and to be provided throughout the remainder of 2005. There was no underwriter involved in this issuance. The Company completed this transaction in reliance on the exemption from registration provided by Rule 506 promulgated under the 1933 Act.

•
In March of 2005 the Company sold 1,112,500 of common stock at $1.00 per share. The proceeds were used for working capital purposes. There was no underwriter involved in this issuance. The Company completed this transaction in reliance on the exemption from registration provided by Rule 506 promulgated under the 1933 Act.

•
In May of 2005, the Company issued 386,328 shares of common stock to the former shareholders of IML. The Company’s agreement with IML requires that we issue an additional 386,328 shares to these shareholders after three years if certain performance criteria are satisfied. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

•
In May of 2005, the Company issued 368,480 shares of common stock to the former shareholders of Clarity. The Company’s agreement with Clarity requires that we issue an additional 368,480 shares to these shareholders after three years if certain performance criteria are satisfied. The Company completed this transaction in reliance on the exemption from registration provided by Rule 506 promulgated under the 1933 Act.

•
In June of 2005 the Company issued 585,406 shares of common stock in connection with the amended purchase agreement to purchase 100% of the outstanding stock of Retail Pilot, Inc. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

•
The Company has issued shares of common stock to various employees in connection with their employment. In March 2005, the Company granted 1,000,000 shares to Mr. Kuhn. In April, the Company granted 1,250,000 shares to Mr. Chermak, and the Company has granted an aggregate of 1,100,000 to various other employees since March 2005. The Company completed these transactions in reliance on the exemptions from registration provided by Rules 506 and 701 promulgated under the 1933 Act.

•
In October 2005, the Company issued 2,745,000 shares of common stock to 22 accredited investors at a price of $1.00 per share. The Company completed these transactions in reliance on the exemptions from registration provided by Rule 506 promulgated under the 1933 Act.

•
In October 2005, in connection with our execution of a Strategic Alliance Agreement with MCCHG, we issued to MCCHG warrants to purchase 1,500,000 shares of our common stock at an exercise price of $2.50 per share, which warrants will expire in July 2006 (unless the price of our common stock increases to $5.00 per share and remains at such price for at least five consecutive business days, in which case the warrants will accelerate and terminate ten business days thereafter if not exercised) and warrants to purchase 1,000,000 shares of our common stock at an exercise price of $4.00 per share, which warrants will expire in January 2007 (unless the price of our common stock increases to $8.00 per share and remains at such price for at least five consecutive business days, in which case the warrants will accelerate and terminate ten business days thereafter if not exercised).

•
During the first quarter of 2006, the Company issued 158,000 shares of common stock to service providers as consideration for services provided to the Company. These shares were issued in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

•
In March 2006, the Company issued 2,442,765 shares of common stock to 16 accredited investors at a price of $1.00 per share. The Company completed these transactions in reliance on the exemptions from registration provided by Rule 506 promulgated under the 1933 Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities that they may incur in their capacities as directors and officers of the Company. The Company’s Certificate of Incorporation provides that the Company shall indemnify, to the maximum extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was an officer, director, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity. The Company’s Bylaws also provide that the Company has the power to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Delaware law; provided, however, that the Bylaws provide that the Company shall indemnify any such person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The Certificate of Incorporation further provides that the Company may, to the maximum extent permitted by law, pay or advance expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding.

BRIDGETECH HOLDINGS INTERNATIONAL, INC.,
PARENTECH, INC., RETAIL PILOT, INC., and INTERNATIONAL MEDLINK, INC.

FINANCIAL STATEMENTS

Table of Contents

Bridgetech Holdings International, Inc. Interim Financial Statements

Bridgetech Holdings International, Inc. Financial Statements

Parentech, Inc. Financial Statements

Retail Pilot, Inc. Financial Statements

International Medlink, Inc. Financial Statements

Bridgetech Holdings International, Inc. Pro Forma Financial Statements

Pro Forma Consolidated Statements of Operations and Stockholders’ Deficit for the year ended December 31, 2005	F - 69

Pro Forma Consolidated Statements of Cash Flows for the year ended December 31, 2005	F - 70

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

	Sept 30,	December 31,
	2006	2005
ASSETS	Unaudited

Cash and cash equivalents	$524,540	$32,703
Accounts receivable	190,862	19,811
Inventory	143,439
Due from affiliated company	16,500	16,500
Deposits	117,666	125,129
Other assets	236,942	32,285
Total current assets	1,229,949	226,428
Property and equipment	562,497	25,061
Intangibles	593,183
Investments in joint ventures	77,559	46,003
Goodwill	275,367
Other assets	-	-
Total assets	$2,738,555	$297,492

LIABIITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$627,242	$499,485
Notes payable - current	277,577	217,007
Accrued interest payable	27,836	-
Convertible notes payable	1,000,000
Accrued payroll and related payables	364,048	129,773
Total current liabilities	2,296,703	846,265
Investor loans	341,442	341,442
TOTAL LIABILITIES	2,638,145	1,187,707
Shareholders' deficit:
Common stock, par value $.001, 50,000,000 shares authorized, 17,650,362 shares issued at December 31, 2005	67,046	60,537
Foreign Exchange Translation Adj.	2,414
Additional paid-in-capital	14,110,439	8,540,887
Accumulated deficit	(14,079,489)	(9,491,639)
Total Shareholders’ deficit	100,410	(890,215)

Total liabilities & shareholders' deficit	$2,738,555	$297,492

See accompanying notes to consolidated financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended Sept. 30,		Nine Months Ended Sept.30,
	2006	2005	2006	2005
	(Unaudited)

Revenues	$127,472	$100,750	$386,039	$204,219

Cost of goods sold	65,213	43,060	136,517	85,568
Gross profit (loss)	62,259	57,690	249,522	118,651

Operating expenses:
Research and development	-	51,316	-	150,998
General and administrative	1,308,045	903,227	4,775,817	2,266,746
Intangible asset impairment charge	-	-	-	-
Goodwill impairment charge	-	-	-	-
Amortization of discount on royalty agreement	-	-	-	-
Total operating expenses	1,308,045	954,543	4,775,817	2,417,744

Operating loss	(1,245,786)	(896,853)	(4,526,295)	(2,299,093)
Other income (expense):
Write off of debt obligation	-	-	-	-
Write off of royalty obligation	-		-	-
Cancellation of stock subscriptions	-		-	-
Interest and other income	-	15	-	3,063
Interest and other expense	(35,295)	(7,177)	(59,955)	(13,648)
Total other income (expense)	(35,295)	(7,162)	(59,955)	(10,585)

Net income (loss) before income taxes	(1,281,081)	(904,015)	(4,586,250)	(2,309,678)

Income taxes	-	-	1,600	-

Net income (loss)	$(1,281,081)	$(904,015)	$(4,587,850)	$(2,309,678)

Weighted average common shares outstanding - basic and diluted	15,632,619	10,104,312	15,632,619	13,465,827

Net income (loss) per common share - basic and diluted	$(0.08)	$(0.09)	$(0.29)	$(0.17)

See accompanying notes to consolidated financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
	2006	2005	2006	2005
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(1,281,081)	$(1,207,813)	$(4,587,850)	$(1,405,663)
Adjustments to reconcile net income (loss) to net cash provided by and used in operating activities:
Foreign exchange translation adjustment	1,871		2,414
Depreciation and amortization	103,037	3,597	171,502	4,086
Intangible asset impairment charge	-	-	-	-
Goodwill impairment charge	-	-		-
Amortization of discount on royalty agreement	-	-	-	-
Issuance of stock for services	21,000	-	67,800	346,688
Changes in assets and liabilities:
Accounts receivable	(48,635)	(32,002)	(171,051)	(33,092)
Loans to affiliateed companies
Inventory	(143,439)	1,413	(143,439)	(109,338)
Deposits	74,517	(120,721)	7,463	(122,661)
Prepaid expenses	58,052	-	(68,831)	-
Other assets	(165,111)	(6,962)	(135,826)	(16,000)
Accounts payable and accrued expenses	40,855	177,593	155,593	241,322
Accrued payroll and related payables	131,446	56,327	234,275	(58,822)
Net cash provided by (used in) operating activities	(1,207,488)	(1,128,568)	(4,467,950)	(1,153,480)

Cash flows from investing activities:
Additions to property and equipment	(64,350)	(23,048)	(642,845)	(29,998)
Purchase of investments in joint ventures	-	(53,500)	(220,368)	(53,500)
Return of investment in joint venture	181,323	-	181,323	-
Purchase of intangible assets	-	-	(626,749)	-
Goodwill	-		(300,400)	(565,796)
Net cash used in investing activities	116,973	(76,548)	(1,609,039)	(649,294)

Cash flows from financing activities:
Proceeds from convertible notes	-	-	1,000,000	341,442
Proceeds from notes payable	130,000	38,430	410,000
Repayment of notes payable	(3,000)	-	(349,430)	46,653
Common stock issued for acquisitions	-	134,022	-	134,022
Cancellation of stock subscriptions	-	-	-	-
Proceeds from sale of stock	769,791	1,005,981	5,508,256	1,592,867
Net cash provided by (used in) financing activities	896,791	1,178,433	6,568,826	2,114,984

Net increase in cash and cash equivalents	(193,724)	(26,683)	491,837	312,210
Cash and cash equivalents at the beginning of the period	718,264	348,455	32,703	9,562

Cash and cash equivalents at the end of the period	$524,540	$321,772	$524,540	$321,772

Cash payments for income taxes	$1,600	$1,600	$1,600	$1,600
Cash payments for interest	$38,555	$10,346	$64,558	$10,346

See accompanying notes to consolidated financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

				Account	Account
	Sept 30,	June 30,	December 31,	Changes	Changes
	2006	2006	2005	9 mos	3rd QTR
ASSETS	Unaudited

Cash and cash equivalents	$524,540	$718,264	$32,703	491,837	$(193,724)
Accounts receivable	190,862	142,227	19,811	171,051	48,635
Inventory	143,439	-		143,439	143,439
Due from affiliated company	16,500	16,500	16,500	-	-
Deposits	117,666	192,183	125,129	(7,463)	(74,517)
Other assets	236,942	129,883	32,285	204,657	107,059
Total current assets	1,229,949	1,199,057	226,428	$1,003,521	$30,892
Property and equipment	562,497	564,833	25,061	537,436	(2,336)
Intangibles	593,183	612,020		593,183	(18,837)
Investments in joint ventures	77,559	261,377	46,003	31,556	(183,818)
Goodwill	275,367	290,387		275,367	(15,020)
Other assets	-	-	-
Total assets	$2,738,555	$2,927,674	$297,492	$2,441,063	$(189,119)

LIABIITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:

Accounts payable and accrued expenses	$627,242	$606,552	$499,485	$127,757	$20,690
Notes payable - current	277,577	150,576	217,007	60,570	127,001
Accrued interest payable	27,836	7,671	-	27,836	20,165
Convertible notes payable	1,000,000	1,000,000		1,000,000	-
Accrued payroll and related payables	364,048	232,602	129,773	234,275	131,446
Total current liabilities	2,296,703	1,997,401	846,265	$1,450,438	$299,302
Investor loans	341,442	341,442	341,442	$-	$-
TOTAL LIABILITIES	2,638,145	2,338,843	1,187,707	1,450,438	299,302
Shareholders' deficit:
Common stock, par value $.001, 50,000,000 shares authorized, 17,650,362 shares issued at December 31, 2005	60,891	60,891	60,537	354	-
Foreign Exchange Translation Adj.	2,414	545		2,414	1,869
Additional paid-in-capital	14,064,589	13,294,798	8,540,887	5,523,702	769,791
Accumulated deficit	(14,027,484)	(12,767,403)	(9,491,639)	(4,535,845)	(1,260,081)
Total Shareholders’ deficit	100,410	588,831	(890,215)	990,625	(488,421)

Total liabilities & shareholders' deficit	$2,738,555	$2,927,674	$297,492	2,441,063	(189,119)

See accompanying notes to consolidated financial statements

Shareholder Equity Transactions - 2006

	Series A - 8 Percent
	Cumulative Preferred		Common Stock		Paid In	Accum	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

December 31, 2004	252,000	$504	42,401,593	$42,402	$2,360,248	$(4,280,163)	$(1,877,009)

Reverse Stock Split - 200/1			(42,401,593)
New Split Shares			211,992

Conversion of Series A Preferred	(252,000)	$(504)	209		504

Conversion of Notes Payable, Accrued Interest			1,461,237	$1,461	$1,709,401		$1,710,862

Conversion of Accrued Salary			138,763	$139	$169,307		$169,446

Founder's Shares			9,255,634	$9,255			9,255

504 Shares (non-employee awards)			1,250,000	$1,250	$122,500		123,750

Hiring Awards			850,000	$850	$636,800		637,650

Issued for Services			847,500	$847	$106,153		107,000

Acquisitions			1,340,214	$1,340	$132,682		134,022

Shares Issued			2,992,500	$2,993	$3,303,292		3,306,285

Net Loss						(5,211,476)	(5,211,476)

December 31, 2005	-	-	18,348,049	$60,537	$8,540,887	$(9,491,639)	$(890,215)

Transactions in 2006

Shares Issued			5,477,471	$5,477	$5,467,384		$5,472,861

Issued for Services			678,000	$678	$67,122		$67,800

Issued for Acquisition			354,000	$354	$35,046		$35,400

Foreign Exchange Translation Gain Net Income						$(4,587,850)	$(4,587,850)

September 30, 2006			24,857,520	$67,046	$14,110,439	$(14,079,489)	$100,410

See accompanying notes to consolidated financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

Note 1.    Basis of Presentation

The consolidated financial statements of Bridgetech Holdings International, Inc. include the accounts of its wholly owned subsidiaries, Retail Pilot, Inc. (“Retail”), International Medlink, Inc. (“Medlink”), Clarity Imaging International, Inc. (“Clarity”) and its majority owned subsidiary Amcare.

On January 10, 2005, Bridgetech Holdings International, Inc. (the “Company or Bridgetech”) was incorporated in Florida. The Company primarily focuses on facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations. In February 2005, Parentech acquired Bridgetech Holdings International, Inc., issuing 5,814,357 shares of Parentech common stock to the shareholders of Bridgetech. In February 2005, Parentech changed its name to Bridgetech and ceased all activities associated with designing, developing and marketing products intended to enhance the well being of infants in order to focus on the principle business of facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations

In March 2005, Bridgetech acquired 80% of the outstanding capital of Retail. In June 2005, Bridgetech acquired the remaining 20% of the outstanding capital of Retail. Retail’s principal business is designing, providing and installing asset management and tracking products for hospitals and other health care facilities in the United States.

In June 2005, acquired 100% of Medlink. Medlink’s principal business is providing hospitals and other healthcare facilities with nurses from the Philippines who are properly accredited to practice as nurses in the United States.

In June 2005, Bridgetech acquired 100% of Clarity. Clarity manages diagnostic imaging centers in New York and Texas.

In April 2005, Bridgetech acquired 67% of Amcare. Amcare is not an operating entity presently and upon approval will operate a CRO and lab in China. Amcare is awaiting approval from the Chinese government.

Note 2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Bridgetech and its wholly owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, Bridgetech evaluates its estimates and assumptions including, but not limited to, the estimated useful lives of property and equipment and the allowance for doubtful accounts. Actual results may differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation for comparative purposes.

Revenue Recognition

Revenue includes product sales and demonstration units. Bridgetech recognizes revenue from product sales and demonstration units upon shipment, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collectibility is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Cash and Cash Equivalents

Bridgetech considers currency on hand, demand deposits, and all highly liquid investments with an original purchase maturity of three months or less to be cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate estimated fair value because of the short-term maturities of those financial instruments.

Accounts Receivable

Substantially all of Bridgetech’s accounts receivable balance relate to trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Bridgetech’s best estimate of the amount of probable credit losses in its existing accounts receivable. Bridgetech maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments for products and services. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped in categories by the amount of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

Inventories

Inventories are stated at the lower of average cost or market. On a quarterly basis, Bridgetech assesses the realizability of all inventories to determine whether adjustments for impairment are required. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated realizable value based on assumptions about future demand and market conditions.

Property and Equipment

Property and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed in the period the cost is incurred. Equipment is depreciated over the estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, or the remaining term of the lease, whichever is less. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are relieved from the accounts, and resulting gains or losses are included in other income (expense) in the consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but is reviewed at least annually for impairment. The test is performed by deducting the fair value of all assets and liabilities from the total estimated fair value to determine residual goodwill. As of December 31, 2005, Bridgetech completed its annual goodwill impairment test and determined that impairments existed.

Other intangible assets principally consist of patents and are amortized over their estimated useful life. Amortization expense was $6,725 in the quarter ended March 31, 2006, and $23,285 and $11,134 in 2005 and 2004, respectively.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable, Bridgetech reviews its long-lived assets for impairment. If the future undiscounted cash flows are less than the carrying amount of that asset, impairment exists. Bridgetech recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Fair value is normally assessed using a discounted cash flow model.

Stock Issued for Services

The Company issued 158,000 common shares for services in the first quarter of 2006. The value of stock issued for services is based on management’s estimate of the fair value of the Company’s stock at the date of issue or the fair value of the services received, whichever is more reliably measurable.

Income Taxes

Bridgetech uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred as a result of temporary differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse or beneficial impact on Bridgetech’s income tax provision and net income in the period in which the determination is made.

Concentration of Credit Risk

Financial instruments that potentially expose Bridgetech to concentrations of credit risk consist principally of trade accounts receivable, and cash investments. Bridgetech performs ongoing credit evaluations and generally does not require collateral from its customers. As of March 31, 2006, four customers accounted for $67,250 and 60 percent of the total accounts receivable balance.

In the first quarter of 2006, revenue from six customers accounted for $77,083 and 61 percent of Bridgetech’s total revenues.

The carrying amounts of cash and cash equivalents approximate estimated fair value because of the short-term maturities of those financial instruments. Cash and cash equivalents are invested with one financial institution. Such funds are not insured by the Federal Deposit Insurance Corporation; however Bridgetech considers its credit risk associated with cash and cash equivalents to be minimal.

Bridgetech obtains some of the components that are included in its products from a limited group of suppliers, or in some cases a single source supplier. The loss of any supplier, including any single source supplier, would require obtaining one or more replacement suppliers and may also require devoting significant resources to product development to incorporate new parts from other sources into Bridgetech’s products. The need to change suppliers or to alternate between suppliers might cause delays in delivery or significantly increase Bridgetech’s costs. Although Bridgetech has insurance to protect against loss due to business interruption from these and other sources, Bridgetech cannot provide assurance that such coverage will be adequate or that it will remain available on commercially acceptable terms. Although Bridgetech seeks to reduce its dependence on these limited source suppliers, disruption or loss of these sources could negatively impact its business and damage customer relationships.

Bridgetech is dependent on continued financing from investors to sustain the operating activities. On an ongoing basis, management seeks financing in order to fund future activities. There is no assurance, however, that such financing will be available, if and when needed, or if available, such financing will be completed on commercially favorable terms, or that such operating activities in connection with products will be successful.

Accounting for Stock-Based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” Bridgetech uses the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion (“APB Opinion”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for its employee stock-based compensation. Under this method, compensation expense for employee awards is recorded only if the fair value of the underlying stock exceeds the exercise price of the option granted on the date of grant.

The following table illustrates the effect on net income as if Bridgetech had determined compensation cost based on the fair value at the grant date for stock options under SFAS No. 123:

2005
Net income as reported	$(5,211,000)
Less: Stock-based employee compensation expense determined under fair value method for all awards, net of related tax benefit	(1,150,000)
Pro forma net income (loss)	$(6,361,000)

Net income (loss) per share:
Basic and diluted, pro forma	$(0.38)
Basic and diluted, as reported	$(0.32)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2005
Expected life (in years)	5
Expected volatility	133%
Risk-free interest rate	4.63%
Expected dividend yield	0.0%

The company granted 4,600,000 stock options to purchase 4,600,000 shares at $1.00 per share. The weighted average estimated fair value of stock options granted during the year ended December 31, 2005 was approximately $.25 per share.

Bridgetech accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS No. 123. Under this method, Bridgetech records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model taking into consideration appropriate discounts for lack of marketability and blockage.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles. SFAS No. 154 is effective for accounting changes and corrections of errors made during 2007, beginning on January 1, 2007. Bridgetech does not believe the adoption of SFAS No. 154 will have a material impact on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share—Based Payment” (“SFAS No. 123(R)”). This statement is a revision of SFAS No. 123, “Accounting for Stock—Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which expresses the staff’s views on interactions between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. SFAS No. 123(R) will require Bridgetech to measure all stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. In April 2005, the SEC extended the effective date for SFAS No. 123(R), and the statement is effective as of January 1, 2006 for Bridgetech.

The effects of the adoption of SFAS No. 123(R) on Bridgetech’s results of operations and financial position are dependent upon a number of factors, including the number of employee stock options outstanding and unvested, the number of stock-based awards which may be granted in the future, the life and vesting features of stock-based awards which may be granted in the future, the future market value and volatility of Bridgetech’s stock, movements in the risk free rate of interest, award exercise and forfeiture patterns, and the valuation model used to estimate the fair value of each award. Bridgetech is currently evaluating these variables in the design of its stock-based compensation program as well as the accounting requirements under SFAS No. 123(R) and SAB No. 107. In addition, Bridgetech intends to utilize restricted stock units as a key component of its ongoing employee stock-based compensation plan. These awards generally are recognized at their fair value, equal to the quoted market price of Bridgetech’s common stock on the date of issuance, and this amount is amortized over the vesting period of the shares of restricted stock held by the grantee. Bridgetech believes that the adoption of SFAS No. 123(R) will have a material impact on its financial statements.

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The American Jobs Creation Act (“AJCA”) introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (“repatriation provision”), provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. Bridgetech completed its evaluation of this FSP and decided not to repatriate foreign earnings under these provisions as it would not be beneficial to Bridgetech.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The amendments made by SFAS No. 153 eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement became effective for nonmonetary asset exchanges occurring in Bridgetech’s fourth quarter of 2005. The adoption of SFAS No. 153 did not have a material impact on Bridgetech’s financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred beginning in Bridgetech’s first quarter of 2006. Bridgetech does not believe that the adoption of SFAS No. 151 will have a material impact on its financial statements.

Note 3. Acquisitions

In May of 2005, the Company issued 386,328 shares of common stock to the former shareholders of IML. The Company’s agreement with IML requires that we issue an additional 386,328 shares to these shareholders after three years if certain performance criteria are satisfied. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act. The Company purchased IML to leverage our US contacts to provide nursing services in US to address the current US nursing shortage concerns in the market. The Company has reported the subsidiary income and expenses in the periods presented in this report. There is no goodwill reported in this transaction as there are no significant value other then similar lines of business that will enhance the Company in creating diverse revenue models. There are not extraordinary items that are to be reported in this acquisition.

In May of 2005, the Company issued 368,068 shares of common stock to the former shareholders of Clarity. The Company’s agreement with Clarity requires that we issue an additional 368,068 shares to these shareholders after three years if certain performance criteria are satisfied. The Company completed this transaction in reliance on the exemption from registration provided by Rule 506 promulgated under the 1933 Act. The Company purchased Clarity to take advantage of the large medical imaging market. The Company has reported the subsidiary income and expenses in the periods presented in this report. There is not goodwill reported in this transaction as there is no significant value other a business decision of expanding the medical imaging markets. There are not extraordinary items that are to be reported in this acquisition.

In June of 2005 the Company issued 585,406 shares of common stock in connection with the amended purchase agreement to purchase 100% of the outstanding stock of Retail Pilot, Inc. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act. The Company purchased Retail to hire competent health care professionals to gain access health care expertise. The Company’s Chairman and CEO was the prior Retail CEO and leverage our health care contacts. The Company has reported the subsidiary income and expenses in the periods presented in this report. There is no goodwill reported in this transaction as there is no significant value other a business decision of expanding the medical imaging markets. There are not extraordinary items that are to be reported in this acquisition.

Note 4. Going Concern

Since it’s inception in 2005, Bridgetech has sold equity to raise working capital on three occasions. The Company has a current expenditure run rate of approximately $250,000 per month. With the capital currently on hand, the revenue to be received in the coming periods and the company’s demonstrated ability to raise additional capital when necessary, we feel the Company will be able to continue its operations for the next twelve months.

Note 5.  Recent Developments

In March of 2006, the Company sold 2,422,765 of $0.001 par value common stock to sixteen investors. The proceeds are to be used for working capital purposes. There was no underwriter involved in this issuance. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

In February of 2006, the Company signed two long term contracts with the Wu Jieping Medical Foundation of Beijing, China. The first contract was for the establishment of a non for profit, healthcare website for the education of consumers and health professionals in China. The second was a distribution agreement whereby the Foundation agreed to be an exclusive distributor of the Company’s products throughout China.

In February of 2006, the company amended its agreement with STS. The exclusive distributor agreement was terminated and a new, non exclusive distributor agreement was signed. All of the minimum purchase requirements were eliminated and replaced by a promissory note in the amount of $237,620. This note is to be offset by any product purchases during 2006.

Note 6. Property and Equipment

The components of property and equipment are as follows:

	Useful Life	March 31, 2006
	(in years)
Computer equipment, peripherals and software	2 -- 3	$32,351
Office	3 -- 5	17,534
Machinery and equipment	5 -- 7
		49,885
Accumulated depreciation		(7,894)
Property and equipment, net		$41,991

Depreciation expense was $2,632 for the first quarter of 2006, and $5,264 and $0 for 2005 and 2004, respectively. There were no capital leases as of December 31, 2005 or 2004.

Note 7. Goodwill and Other Intangible Assets

In December 2005, Bridgetech assessed the recoverability of goodwill and other intangible assets associated with acquisitions made during 2005 and found certain indicators of possible impairment were present. The Bridgetech performed an assessment of the carrying value of its long-lived assets, other than goodwill, and determined that these assets were impaired at that time. Bridgetech measured the goodwill on an implied residual basis by deducting the fair value of all assets and liabilities from the total estimated fair value of Bridgetech to determine residual goodwill. The impairment of goodwill was measured as the excess recorded goodwill over its implied residual value. As a result of the assessments, Bridgetech recorded impairment charge and a $565,796 goodwill impairment charge.

In January 2006, the Company acquired patents from the MD Anderson Cancer center for $126,750.

The company purchased rights, software, and a patent from Retail Pilot, Inc. These intangible assets were recorded at their cost net of accumulated amortization. Management believed that the Company’s business and revenue model was dependent on its ability to utilize these rights, software and patent given the preacquisition revenue generated from Retail Pilot, Inc. Management believed that the company would generate revenue from the deployment of these intangible assets. The Company later learned after the purchase of these intangible assets that the revenue generated was not dependent upon the deployment of these intangible assets and were in essences worthless. The Company periodically analyzed the net book value of this asset and determines if impairment has occurred. After the Company analyzed these assets, management determined there was an impairment of both goodwill and rights purchased and, in 2005, adjusted to the appropriate value which reflect that these assets were worthless. As a result of the assessments, Bridgetech recorded a $196,389 intangible asset impairment charge.

Management did not believe that there was an impairment of the patent purchased and continued to amortize the patent over its life.

Goodwill and Intangible Assets

Software and rights	196,389
Goodwill	565,796
Patents	126,750
Total Intangibles Assets	888,935

Impairment	(762,185)
Accumulated Amortization	(4,226)

Net Goodwill and Intagible Assets	122,524

Note 8. Notes Payable

As of December 31, 2005 Bridgetech had borrowings of $267,007. The loan is unsecured and contains no restrictive covenants. At December 31, 2005, the total of $267,007 consisted of a loan from a previous investor in Bridgetech totaling $150,000, funds in the amount of $89,522 advanced from the President of Clarity Imaging to provide initial working capital, and a short-term loan of $27,485 from an employee. The Investor loan was covered under an agreement dated August 9, 2005 which was extended into 2006. The loan carries an interest rate of prime plus one percentage point and has no maturity date. Under the terms of this note, The Investor has an option, subject to Company approval, of converting this loan and interest into common stock of the Company at $2.00 per share.

The working capital loan at Clarity Imaging had no repayment terms established as of December 31, 2005. The loan of $27,485 from an employee was repaid in full in early 2006. Neither of these two loans carry any interest and is not guaranteed by the Company.

At December 31, 2004, notes payable totaled $1,462,210 and represented funds advanced to fund the development programs at Parentech, Inc., the Predecessor Company, and Bridgetech. The debt holders consisted of two related parties, two vendors and twenty-two holders of convertible notes. These notes, along with $205,431 of accrued interest and $162,667 in deferred payroll were converted into 1,600,000 Bridgetech Common Shares on April 1, 2005. The Stock attributable to accrued salaries was 138,753 common shares.

Note 9. Investor Loans

The Chairman of the Company, Michael Chermak, guaranteed several loans to Retail aggregating to $341,442 in 2004. The loans were made by Indymac Bank to Retail Pilot, Inc., one of Bridgetech’s wholly-owned subsidiaries, and are guaranteed by the Company. Interest is paid monthly by the Company on these loans and there is no set maturity date.

Note 10. Income Taxes

The provision for income taxes:

December 31, 2005
Current
U.S. Federal	$-
State	-
Total current	-
Change in valuation allowance	(2,247,959)

Benefit from operating loss carryforwards	2,247,959
Provision for income taxes, net	$-

The effective tax rate on income before taxes differs from the U.S. federal statutory tax rate as a result of the following:

December 31, 2005
U.S. Federal statutory rate	35.0%
(Decrease) increase in valuation allowance	(43.0)
Other	8.0
Effective tax rate	0.0%

The components of non-current deferred tax assets were as follows:

December 31, 2005
Net operating loss carry-forwards expiring after the year 2025	$3,958,959

Less valuation allowance
Deferred tax asset	$3,958,959

Bridgetech had a valuation allowance of $3,958,959 at December 31, 2005. Bridgetech does not intend to reverse the valuation allowance at this time. Bridgetech provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” using an asset and liability based approach and requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. On a quarterly basis, Bridgetech evaluates both the positive and negative evidence bearing upon the realizability of its deferred tax assets. Bridgetech considers future taxable income, ongoing prudent and feasible tax planning strategies, and the ability to utilize tax losses and credits in assessing the need for a valuation allowance. Should Bridgetech determine that it is not able to realize all or part of its other deferred tax assets in the future, a valuation allowance would be required resulting in an expense recorded within the provision for income taxes in the Statement of Operations in the period in which such determination was made. It is reasonably possible that the amount of the deferred tax asset considered realizable could be reduced in the near term if future taxable income is reduced.

Note 11. Lease Commitments

Bridgetech leases various office facilities and equipment, furniture and fixtures under noncancellable lease agreements that expire at various dates. Future minimum lease payments under operating leases are as follows:

Operating Leases
2006	$106,317
2007	190,616
2008	155,522
2009	127,433
2010	131,903
2011	43,964
Total minimum lease payments	$755,755

Rental expense for the first quarter of 2006 totaled $61,380. Rent expense for 2005 and 2004 was $ 81,865 and $ 11,377, respectively.

Note 13. Commitments, Contingencies and Guarantees

Bridgetech is currently a defendant in one legal action and could incur an uninsured liability. In the opinion of management, the outcome of such litigation would not have a material adverse effect on the consolidated financial position, results of operations or cash flows of Bridgetech.

Bridgetech also enters into purchase order commitments in the normal course of business. As of December 31, 2005, Bridgetech had an obligation for future products of approximately $ 237,620 with Sovereign Tracking System under a purchase contract.

Note 14. Operating Segments and Geographic Information

Bridgetech has determined that it operates in one business segment: facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations. Since Bridgetech operates in one segment, all financial segment information required by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” can be found in the consolidated financial statements.

Revenue from Bridgetech’s ten largest customers, in 2005 accounted for approximately 50% of total revenue. Bridgetech expects that sales of its products to relatively few customers will continue to account for a high percentage of its revenue in the foreseeable future. In 2005, revenue from these ten customers accounted for $145,889 and 50% of Bridgetech’s total revenues. All of Bridgetech’s total revenues of $292,041 in 2005 were made to customers in North America. The Company had no sales in Europe or Asia in 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors
Bridgetech Holdings International, Inc.

We have audited the accompanying consolidated balance sheet of Bridgetech Holdings International, Inc. as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders' deficit and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridgetech Holdings International, Inc. and its subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States.

/s/ Jewett, Schwartz & Associates

JEWETT, SCHWARTZ & ASSOCIATES
HOLLYWOOD, Florida,
April 12, 2006

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

December 31
2005
ASSETS
Cash and cash equivalents	$32,703
Accounts receivable	19,811
Due from affiliated company	16,500
Deposits	125,129
Other assets	32,285
Total current assets	226,428
Property and equipment	25,061
Intangibles	-
Investments in joint ventures	46,003
Other assets	-
Total assets	$297,492

LIABIITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	499,485
Notes payable - current	217,007
Accrued payroll and related payables	129,773
Total current liabilities	846,265
Investor loans	341,442
TOTAL LIABILITIES	1,187,707
Shareholders' deficit:
Series A 8% cumulative convertible preferred stock, $.000001 par value: 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2005	-
Common stock, par value $.001, 50,000,000 shares authorized, 18,348,049 shares issued at December 31, 2005	60,537
Additional paid-in-capital	8,540,887
Accumulated deficit	(9,491,639)
Total Shareholders’ deficit	(890,215)

Total liabilities & shareholders' deficit	$297,492

See accompanying notes to consolidated financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31,
2005
Revenues	$292,041
Cost of goods sold	362,854
Gross profit (loss)	(70,813)
Operating expenses:
Research and development	150,511
General and administrative	4,186,500
Depreciation	23,611
Intangible asset impairment charge	196,389
Goodwill impairment charge	565,796
Amortization of discount on royalty agreement	-
Total operating expenses	5,122,807
Operating loss	(5,193,620)
Other income (expense):
Write off of debt obligation	-
Write off ofroyalty obligation	-
Cancellation of stock subscriptions	-
Interest and other income	3,579
Interest and other expense	(21,435)
Total other income (expense)	(17,856)
Net income (loss) before income taxes	(5,211,476)

Income taxes	-

Net income (loss)	$(5,211,476)

Weighted average common shares outstanding - basic and diluted	15,632,619

Net income (loss) per common share - basic and diluted	$(0.33)

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Series A 8% Cumulative Convertible Preferred		Common Stock
	Shares	Amount	Shares	Amount	Stock Subscription	Stock Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Total
Acquisition of Parentech, Inc.			1,673,438	43,863					(166,147)
Issuance of stock for services			12,341,897	12,342			1,034,759		1,047,100
Issuance of stock for acquisitions			1,340,214	1,340			132,682		134,022
Issuance of stock			2,992,500	2,993			3,303,293		3,306,286
Net loss								(5,211,476)	(5,211,476)
Balance December 31, 2005	-	$-	18,348,049	$60,537	$-	$-	$8,540,887	$(9,491,639)	$(890,215)

See accompanying notes to consolidated financial statements

BRIDGETECH HOLDINGS INTERNATIONAL, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,
2005
Cash flows from operating activities:
Net income (loss)	$(5,211,476)
Adjustments to reconcile net income (loss) to net cash provided by and used in operating activities:
Depreciation and amortization	36,046
Intangible asset impairment charge	196,389
Goodwill impairment charge	565,796
Issuance of stock for services	1,090,321
Changes in assets and liabilities:
Accounts receivable	(19,811)
Deposits	(125,129)
Other assets	(30,785)
Accounts payable and accrued expenses	298,685
Accrued payroll and related payables	(39,672)
Net cash provided by (used in) operating activities	(3,239,636)

Cash flows from investing activities:
Additions to property and equipment	(29,999)
Purchase of investments in joint ventures	(70,000)
Return of investment in joint venture	149,815
Purchase of intangibles	(220,000)
Goodwill	(565,796)
Net cash used in investing activities	(601,958)

Cash flows from financing activities:
Proceeds from investor loans	341,442
Proceeds from notes payable	217,007
Proceeds from sale of stock	3,306,286
Net cash provided by (used in) financing activities	3,864,735

Netincreasein cash and cash equivalents	23,141
Cash and cash equivalents at the beginning of the period	9,562

Cash and cash equivalents at the end of the period	32,703

Supplemental disclosures
Cash payments for income taxes	$900
Cash payments for interest	$21,435

Non-cash financing and investing activities
Stock issued for repayment of Debt	(1,462,210)
Stock issued for acquisitions	134,022
Stock issued for conversion of notes and accounts payable	$1,710,862

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

Note 1.    Basis of Presentation

The consolidated financial statements of Bridgetech Holdings International, Inc. include the accounts of its wholly owned subsidiaries, Retail Pilot, Inc. (“Retail”), International MedLink, Inc. (“MedLink”), Clarity Imaging International, Inc. (“Clarity”) and its majority owned subsidiary Amcare.

On January 10, 2005, Bridgetech Holdings International, Inc. (the “Company or Bridgetech”) was incorporated in Florida. The Company primarily focuses on facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations. In February 2005, Parentech acquired Bridgetech Holdings International, Inc., issuing 5,814,357 shares of Parentech common stock to the shareholders of Bridgetech. In February 2005, Parentech changed its name to Bridgetech and ceased all activities associated with designing, developing and marketing products intended to enhance the well being of infants in order to focus on the principle business of facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations

In March 2005, Bridgetech acquired 80% of the outstanding capital of Retail. In June 2005, Bridgetech acquired the remaining 20% of the outstanding capital of Retail. Retail’s principal business is designing, providing and installing asset management and tracking products for hospitals and other health care facilities in the United States.

In June 2005, acquired 100% of MedLink. Medlink’s principal business is providing hospitals and other healthcare facilities with nurses from the Philippines who are properly accredited to practice as nurses in the United States.

In June 2005, Bridgetech acquired 100% of Clarity. Clarity manages diagnostic imaging centers in New York and Texas.

In April 2005, Bridgetech acquired 67% of Amcare. Amcare is not an operating entity presently and upon approval will operate a CRO and lab in China. Amcare is awaiting approval from the Chinese government.

Note 2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Bridgetech and its wholly owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, Bridgetech evaluates its estimates and assumptions including, but not limited to, the estimated useful lives of property and equipment and the allowance for doubtful accounts. Actual results may differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation for comparative purposes.

Revenue Recognition

Revenue includes product sales and demonstration units. Bridgetech recognizes revenue from product sales and demonstration units upon shipment, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collectibility is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Cash and Cash Equivalents

Bridgetech considers currency on hand, demand deposits, and all highly liquid investments with an original purchase maturity of three months or less to be cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate estimated fair value because of the short-term maturities of those financial instruments.

Accounts Receivable

Substantially all of Bridgetech’s accounts receivable balance relate to trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Bridgetech’s best estimate of the amount of probable credit losses in its existing accounts receivable. Bridgetech maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments for products and services. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped in categories by the amount of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

Inventories

Inventories are stated at the lower of average cost or market. On a quarterly basis, Bridgetech assesses the realizability of all inventories to determine whether adjustments for impairment are required. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated realizable value based on assumptions about future demand and market conditions.

Property and Equipment

Property and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed in the period the cost is incurred. Equipment is depreciated over the estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, or the remaining term of the lease, whichever is less. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are relieved from the accounts, and resulting gains or losses are included in other income (expense) in the consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but is reviewed at least annually for impairment. The test is performed by deducting the fair value of all assets and liabilities from the total estimated fair value to determine residual goodwill. As of December 31, 2005, Bridgetech completed its annual goodwill impairment test and determined that impairments existed.

Other intangible assets principally consist of patents and are amortized over their estimated useful life. Amortization expense was $23,285 and $11,134 in 2005 and 2004, respectively. As of December 31, 2005 Bridgetech completed an intangible asset impairment test and determined that impairment existed.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable, Bridgetech reviews its long-lived assets for impairment. If the future undiscounted cash flows are less than the carrying amount of that asset, impairment exists. Bridgetech recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Fair value is normally assessed using a discounted cash flow model.

Stock Issued for Services

The value of stock issued for services is based on management’s estimate of the fair value of the Company’s stock at the date of issue or the fair value of the services received, whichever is more reliably measurable.

Income Taxes

Bridgetech uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred as a result of temporary differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse or beneficial impact on Bridgetech’s income tax provision and net income in the period in which the determination is made.

Concentration of Credit Risk

Financial instruments that potentially expose Bridgetech to concentrations of credit risk consist principally of trade accounts receivable, and cash investments. Bridgetech performs ongoing credit evaluations and generally does not require collateral from its customers. As of December 31, 2005, four customers accounted for $15,567 and 79 percent of the total accounts receivable balance.

In 2005, revenue from ten customers accounted for $145,889 and 50 percent of Bridgetech’s total revenues.

The carrying amounts of cash and cash equivalents approximate estimated fair value because of the short-term maturities of those financial instruments. Cash equivalents at December 31, 2005 was $32,703. Cash and cash equivalents are invested with one financial institution. Such funds are not insured by the Federal Deposit Insurance Corporation; however Bridgetech considers its credit risk associated with cash and cash equivalents to be minimal.

Bridgetech obtains some of the components that are included in its products from a limited group of suppliers, or in some cases a single source supplier. The loss of any supplier, including any single source supplier, would require obtaining one or more replacement suppliers and may also require devoting significant resources to product development to incorporate new parts from other sources into Bridgetech’s products. The need to change suppliers or to alternate between suppliers might cause delays in delivery or significantly increase Bridgetech’s costs. Although Bridgetech has insurance to protect against loss due to business interruption from these and other sources, Bridgetech cannot provide assurance that such coverage will be adequate or that it will remain available on commercially acceptable terms. Although Bridgetech seeks to reduce its dependence on these limited source suppliers, disruption or loss of these sources could negatively impact its business and damage customer relationships.

Bridgetech is dependent on continued financing from investors to sustain the operating activities. On an ongoing basis, management seeks financing in order to fund future activities. There is no assurance, however, that such financing will be available, if and when needed, or if available, such financing will be completed on commercially favorable terms, or that such operating activities in connection with products will be successful.

Accounting for Stock-Based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” Bridgetech uses the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion (“APB Opinion”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for its employee stock-based compensation. Under this method, compensation expense for employee awards is recorded only if the fair value of the underlying stock exceeds the exercise price of the option granted on the date of grant.

The following table illustrates the effect on net income as if Bridgetech had determined compensation cost based on the fair value at the grant date for stock options under SFAS No. 123:

2005
Net income as reported	$(5,211,000)
Less: Stock-based employee compensation expense determined under fair value method for all awards, net of related tax benefit	$(1,150,000)
Pro forma net income (loss)	$(6,361,000)

Net income (loss) per share:
Basic and diluted, pro forma	$(0.38)
Basic and diluted, as reported	$(0.32)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2005
Expected life (in years)	5
Expected volatility	133%
Risk-free interest rate	4.63%
Expected dividend yield	0.0%

The company granted 4,600,000 stock options to purchase 4,600,000 shares at $1.00 per share. The weighted average estimated fair value of stock options granted during the year ended December 31, 2005 was approximately $.25 per share.

Bridgetech accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS No. 123. Under this method, Bridgetech records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model taking into consideration appropriate discounts for lack of marketability and blockage.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles. SFAS No. 154 is effective for accounting changes and corrections of errors made during 2007, beginning on January 1, 2007. Bridgetech does not believe the adoption of SFAS No. 154 will have a material impact on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share—Based Payment” (“SFAS No. 123(R)”). This statement is a revision of SFAS No. 123, “Accounting for Stock—Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which expresses the staff’s views on interactions between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. SFAS No. 123(R) will require Bridgetech to measure all stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. In April 2005, the SEC extended the effective date for SFAS No. 123(R), and the statement is effective as of January 1, 2006 for Bridgetech.

The effects of the adoption of SFAS No. 123(R) on Bridgetech’s results of operations and financial position are dependent upon a number of factors, including the number of employee stock options outstanding and unvested, the number of stock-based awards which may be granted in the future, the life and vesting features of stock-based awards which may be granted in the future, the future market value and volatility of Bridgetech’s stock, movements in the risk free rate of interest, award exercise and forfeiture patterns, and the valuation model used to estimate the fair value of each award. Bridgetech is currently evaluating these variables in the design of its stock-based compensation program as well as the accounting requirements under SFAS No. 123(R) and SAB No. 107. In addition, Bridgetech intends to utilize restricted stock units as a key component of its ongoing employee stock-based compensation plan. These awards generally are recognized at their fair value, equal to the quoted market price of Bridgetech’s common stock on the date of issuance, and this amount is amortized over the vesting period of the shares of restricted stock held by the grantee. Bridgetech believes that the adoption of SFAS No. 123(R) will have a material impact on its financial statements.

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The American Jobs Creation Act (“AJCA”) introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (“repatriation provision”), provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. Bridgetech completed its evaluation of this FSP and decided not to repatriate foreign earnings under these provisions as it would not be beneficial to Bridgetech.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The amendments made by SFAS No. 153 eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement became effective for nonmonetary asset exchanges occurring in Bridgetech’s fourth quarter of 2005. The adoption of SFAS No. 153 did not have a material impact on Bridgetech’s financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred beginning in Bridgetech’s first quarter of 2006. Bridgetech does not believe that the adoption of SFAS No. 151 will have a material impact on its financial statements.

Note 3. Acquisitions

In May of 2005, the Company issued 386,328 shares of common stock to the former shareholders of IML. The Company’s agreement with IML requires that we issue an additional 386,328 shares to these shareholders after three years if certain performance criteria are satisfied. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act. The Company purchased IML to leverage our US contacts to provide nursing services in US to address the current US nursing shortage concerns in the market. The Company has reported the subsidiary income and expenses in the periods presented in this report. There is no goodwill reported in this transaction as there is no significant value other then similar lines of business that will enhance the Company in creating diverse revenue models. There are not extraordinary items that are to be reported in this acquisition.

In May of 2005, the Company issued 368,068 shares of common stock to the former shareholders of Clarity. The Company’s agreement with Clarity requires that we issue an additional 368,068 shares to these shareholders after three years if certain performance criteria are satisfied. The Company completed this transaction in reliance on the exemption from registration provided by Rule 506 promulgated under the 1933 Act. The Company purchased Clarity to take advantage of the large medical imaging market. The Company has reported the subsidiary income and expenses in the periods presented in this report. There is not goodwill reported in this transaction as there is no significant value other a business decision of expanding the medical imaging markets. There are not extraordinary items that are to be reported in this acquisition.

In June of 2005 the Company issued 585,406 shares of common stock in connection with the amended purchase agreement to purchase 100% of the outstanding stock of Retail Pilot, Inc. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act. The Company purchased Retail to hire competent health care professionals to gain access health care expertise. The Company’s Chairman and CEO was the prior Retail CEO and leverage our health care contacts. The Company has reported the subsidiary income and expenses in the periods presented in this report. There is no goodwill reported in this transaction as there is no significant value other a business decision of expanding the medical imaging markets. There are not extraordinary items that are to be reported in this acquisition.

Note 4. Going Concern

Since it’s inception in 2005, Bridgetech has sold equity to raise working capital on three occasions. The Company has a current expenditure run rate of approximately $250,000 per month. With the capital currently on hand, the revenue to be received in the coming periods and the company’s demonstrated ability to raise additional capital when necessary, we feel the Company will be able to continue its operations for the next twelve months.

Note 5.  Subsequent Events

In March of 2006, the Company sold 2,422,765 of $0.001 par value common stock to sixteen investors. The proceeds are to be used for working capital purposes. There was no underwriter involved in this issuance. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

In February of 2006, the Company signed two long term contracts with the Wu Jieping Medical Foundation of Beijing, China. The first contract was for the establishment of a non for profit, healthcare website for the education of consumers and health professionals in China. The second was a distribution agreement whereby the Foundation agreed to be an exclusive distributor of the Company’s products throughout China.

In February of 2006, the company amended its agreement with STS. The exclusive distributor agreement was terminated and a new, non exclusive distributor agreement was signed. The minimum purchase requirements were reduced to $237,620.

Note 6. Property and Equipment

The components of property and equipment are as follows:

	Useful Life	December 31, 2005
	(in years)
Computer equipment, peripherals and software	2 -- 3	$15,611
Office	3 -- 5	14,714
Machinery and equipment	5 -- 7
		30,325
Accumulated depreciation		(5,264)
Property and equipment, net		$25,061

Depreciation expense was $5,264 and $0 for 2005 and 2004, respectively. There were no capital leases as of December 31, 2005 or 2004.

Note 7. Goodwill and Other Intangible Assets

In December 2005, Bridgetech assessed the recoverability of goodwill and other intangible assets associated with acquisitions made during 2005 and found certain indicators of possible impairment were present. The Bridgetech performed an assessment of the carrying value of its long-lived assets, other than goodwill, and determined that these assets were impaired at that time. Bridgetech measured the goodwill on an implied residual basis by deducting the fair value of all assets and liabilities from the total estimated fair value of Bridgetech to determine residual goodwill. The impairment of goodwill was measured as the excess recorded goodwill over its implied residual value. As a result of the assessments, Bridgetech recorded impairment charge and a $565,796 goodwill impairment charge.

In January 2006, the Company acquired patents from the MD Anderson Cancer center for $126,750.

The company purchased rights, software, and a patent from Retail Pilot, Inc. These intangible assets were recorded at their cost net of accumulated amortization. Management believed that the Company’s business and revenue model was dependent on its ability to utilize these rights, software and patent given the preacquisition revenue generated from Retail Pilot, Inc. Management believed that the company would generate revenue from the deployment of these intangible assets. The Company later learned after the purchase of these intangible assets that the revenue generated was not dependent upon the deployment of these intangible assets and were in essences worthless. The Company periodically analyzed the net book value of this asset and determines if impairment has occurred. After the Company analyzed these assets, management determined there was an impairment of both goodwill and rights purchased and, in 2005, adjusted to the appropriate value which reflect that these assets were worthless. As a result of the assessments, Bridgetech recorded a $196,389 intangible asset impairment charge.

Management did not believe that there was an impairment of the patent purchased and continued to amortize the patent over its life.

Goodwill and Intangible Assets

Software and rights	196,389
Goodwill	565,796
Patents	126,750
Total Intangibles Assets	888,935

Impairment	(762,185)
Accumulated Amortization	(4,226)

Net Goodwill and Intagible Assets	122,524

Note 8. Notes Payable

As of December 31, 2005 Bridgetech had borrowings of $267,007. The loan is unsecured and contains no restrictive covenants. At December 31, 2005, the total of $267,007 consisted of a loan from a previous investor in Bridgetech totaling $150,000, funds in the amount of $89,522 advanced from the President of Clarity Imaging to provide initial working capital, and a short-term loan of $27,485 from an employee. The Investor loan was covered under an agreement dated August 9, 2005 which was extended into 2006. The loan carries an interest rate of prime plus one percentage point and has no maturity date. Under the terms of this note, The Investor has an option, subject to Company approval, of converting this loan and interest into common stock of the Company at $2.00 per share.

The working capital loan at Clarity Imaging had no repayment terms established as of December 31, 2005. The loan of $27,485 from an employee was repaid in full in early 2006. Neither of these two loans carry any interest and is not guaranteed by the Company.

At December 31, 2004, notes payable totaled $1,462,210 and represented funds advanced to fund the development programs at Parentech, Inc., the Predecessor Company, and Bridgetech. The debt holders consisted of two related parties, two vendors and twenty-two holders of convertible notes. These notes, along with $205,431 of accrued interest and $162,667 in deferred payroll were converted into 1,600,000 Bridgetech Common Shares on April 1, 2005. The Stock attributable to accrued salaries was 138,753 common shares.

Note 9. Investor Loans

The Chairman of the Company, Michael Chermak, guaranteed several loans to Retail aggregating to $341,442 in 2004. The loans were made by Indymac Bank to Retail Pilot, Inc., one of Bridgetech’s wholly-owned subsidiaries, and are guaranteed by the Company. Interest is paid monthly by the Company on these loans and there is no set maturity date.

Note 10. Income Taxes

The provision for income taxes:

December 31, 2005
Current
U.S. Federal	$-
State	-
Total current	-
Change in valuation allowance	(2,247,959)

Benefit from operating loss carryforward	2,247,959
Provision for income taxes, net	$-

The effective tax rate on income before taxes differs from the U.S. federal statutory tax rate as a result of the following:

December 31, 2005
U.S. Federal statutory rate	35.0%
(Decrease) increase in valuation allowance	(43.0)
Other	8.0
Effective tax rate	0.0%

The components of non-current deferred tax assets were as follows:

December 31, 2005
Net operating loss carry-forwards expiring after the year 2025	$3,958,959

Less valuation allowance
Deferred tax asset	$3,958,959

Bridgetech had a valuation allowance of $3,958,959 at December 31, 2005. Bridgetech does not intend to reverse the valuation allowance at this time. Bridgetech provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” using an asset and liability based approach and requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. On a quarterly basis, Bridgetech evaluates both the positive and negative evidence bearing upon the realizability of its deferred tax assets. Bridgetech considers future taxable income, ongoing prudent and feasible tax planning strategies, and the ability to utilize tax losses and credits in assessing the need for a valuation allowance. Should Bridgetech determine that it is not able to realize all or part of its other deferred tax assets in the future, a valuation allowance would be required resulting in an expense recorded within the provision for income taxes in the Statement of Operations in the period in which such determination was made. It is reasonably possible that the amount of the deferred tax asset considered realizable could be reduced in the near term if future taxable income is reduced.

Note 11. Lease Commitments

Bridgetech leases various office facilities and equipment, furniture and fixtures under noncancellable lease agreements that expire at various dates. Future minimum lease payments under operating leases are as follows:

Operating Leases

2006	$91,065
2007	71,644
2008	32,400
Total minimum lease payments	$195,109
Rental expense for 2005 was $ 81,865.

Note 12. Commitments, Contingencies and Guarantees

Bridgetech is currently a defendant in one legal action and could incur an uninsured liability. In the opinion of management, the outcome of such litigation would not have a material adverse effect on the consolidated financial position, results of operations or cash flows of Bridgetech.

Bridgetech also enters into purchase order commitments in the normal course of business. As of December 31, 2005, Bridgetech had an obligation for future products of approximately $ 237,620 with Sovereign Tracking System under a purchase contract.

Note 13. Operating Segments and Geographic Information

Bridgetech has determined that it operates in one business segment: facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations. Since Bridgetech operates in one segment, all financial segment information required by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” can be found in the consolidated financial statements.

Revenue from Bridgetech’s ten largest customers, in 2005 accounted for approximately 50% of total revenue. Bridgetech expects that sales of its products to relatively few customers will continue to account for a high percentage of its revenue in the foreseeable future. In 2005, revenue from these ten customers accounted for $145,889 and 50% of Bridgetech’s total revenues. All of Bridgetech’s total revenues of $292,041 in 2005 were made to customers in North America. The Company had no sales in Europe or Asia in 2005.

Note 14. Early Extinguishment of Debt

The company met the requirements of SFAS 140 paragraph 16. SFAS 140 paragraph 16 outlined below outlines the two requirements that are met to qualify for early extinguishment of debt.

The company removed these debts at the advice of legal counsel. Our legal counsel reviewed the debts and found that the obligations were past royalties accrued on the books of Parentech. The royalty agreement states that royalties would be paid out based upon revenue generated from the use of the patent. Parentech did not generate revenue from this patent and therefore the royalties accrued are not due and payable according the agreement. Any and all activity related to the Cradle product has been discontinued so with no potential for future revenue from the use of the patent we have no basis under which to justify maintaining the accrual. Therefore it is a matter of law or “judicially” to remove the obligations under the advice of counsel.

Statement of Financial Accounting Standards No. 140
Accounting for Transfers and Servicing of Financial
Assets and Extinguishments of Liabilities
Paragraph 16:

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.
The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled

b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Note 15. Earnings Per Share is calculated using the weighted average number of shares of common stock outstanding during the year. The Company has adopted the provisions of SFAS No. 128 Earnings Per Share. We have granted 4,600,000 in options that have not been used in the calculation of the weighted average number of shares in accordance with SFAS 123 as they are anti-dilutive. These options do not require one or more market, performance, or service conditions (or any combination thereof), compensation cost is not recognized if the requisite service is rendered, and no compensation cost is recognized if the requisite service is not rendered.

Note 16. Segment Reporting

PRODUCT SEGMENTS

Our product segments provide management with a comprehensive financial view of our key businesses. The segments provide a framework for the alignment of strategies and objectives across the development, sales, marketing, and services organizations, and for the timely and rational allocation of development, sales, marketing, and services resources within businesses. The segments also help focus strategic planning efforts on key objectives and initiatives across our broad businesses.

Due to our integrated business structure, operating costs included in one segment may benefit other segments. Therefore, these segments are not designed to measure operating income or loss that is directly related to the products included in each segment.

Our four product segments are: Medical Technology transfer, nurse recruitment and training, medical imaging, and healthcare RFID. See Note 18 - Segment Information of the Notes to Financial Statements for financial information regarding segment reporting.

Healthcare RFID:

Healthcare RFID uses radio frequency identification solutions and are focused on tracking and managing mobile hospital based assets as well as patients and staff in hospitals and healthcare facilities. Healthcare RFID tools can be used to let the hospital staff locate needed pieces of equipment quickly which can improve asset utilization, lower capital and lease expenditures and improve staff productivity.

2005
Revenue	14,541
Operating Loss	(127,591)

Medical Imaging:

Medical Imaging is the fastest growing segment of the domestic healthcare markets. We acquired Clarity Imaging which did not generate income in prior years. We expect this segment to grow at the same rate as the overall market.

2005
Revenue	8,969
Operating Loss	(337,035)

Nurse recruitment and training

American Hospital Associate and the American Nursing Association, and the U.S. are currently experiencing a shortage of qualified nurses. Due to this lack of qualified nurse instructors for nursing schools, high turnover and mandated nurse-to-patent ratios, has cause this shortage and we expect this shortage to grow.

2005
Revenue	71,825
Operating Loss	(62,233)

Medical Technology Transfer

The company has generated the highest revenue from our subsidiary Shop Guard Retail Pilot. After our acquisition of this subsidiary and its revenue model which included a focus on designing, providing and installing asset management and tracking products for hospitals and other health care facilities. The company generated its primary revenue model from this product.

2005
Revenue	196,706
Operating Loss	(943,044)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors
Parentech, Inc.

We have audited the accompanying consolidated balance sheet of Parentech, Inc. (a Delaware Corporation) as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders' deficit and cash flows for the year ended December 31, 2004 and for the period form February 10, 2000 (inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parentech, Inc. and its subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004 and the period February 10, 2000 through December 31, 2004 in conformity with accounting principles generally accepted in the United States.

/s/ Jewett, Schwartz & Associates
JEWETT, SCHWARTZ & ASSOCIATES
HOLLYWOOD, Florida,
April 12, 2006

PARENTECH, INC.
CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2004	2003
ASSETS
Cash and cash equivalents	$9,562	4,332
Other assets	-	-
Total current assets	9,562	4,332
Property and equipment	-	587
Investments	149,815
Other assets	1,500	658,971
Total assets	$160,877	$663,890

LIABIITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	200,800	519,254
Notes payable - current	1,462,210	1,018431
Accrued Interest	205,431	107,486
Accrued payroll and related payables	169,445	100,639
Total current liabilities	2,037,886	1,745,810
Royalty agreement payable, net of discount	-	1,628,273
TOTAL LIABILITIES	2,037,886	2,710,193
Shareholders' deficit:
Series A 8% cumulative convertible preferred stock, $.000001 par value: 5,000,000 shares authorized, 252,000 shares issued and outstanding at December 31, 2004	504	-
Common stock, par value $.001, 50,000,000 shares authorized, 42,401,593 shares issued and outstanding at December 31, 2004	42,402	43,397
Additional paid-in-capital	2,529,300	2,368,417
Accumulated deficit	(4,449,225)	(5,122,007)
Total Shareholders’ deficit	(1,877,009)	(2,710,193)

Total liabilities & shareholders' deficit	$160,877	$663,890

See accompanying notes to consolidated financial statements

PARENTECH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended Dec. 31st
	2004	2003	Inception
Revenues	$-	58,393	$100,960
Cost of goods sold	11,134	50,051	61,185
Gross profit (loss)	(11,134)	8,342	39,775

Operating expenses:
Research and development	176,640	89,792	1,815,260
General and administrative	250,406	346,985	2,483,845
Intangible asset impairment charge	658,971		963,475
Depreciation and Amortization		145,164
Total operating expenses	1,086,017	581,941	1,095,864
Operating loss	(1,097,151)	(573,599)	(1,106,998)
Other income (expense):
Write off of debt obligation	-	204,308	(120,981)
Write off ofroyalty obligation	1,628,273	(137,140)	1,079,713
Cancellation of stock subscriptions			178,899
Interest and other income	266,542	81	266,542
Interest and other expense	(124,872)	(68,590)	(124,872)
Total other income (expense)	1,769,943	(1341)	1,948,842
Net income (loss) before income taxes	672,792	(574,740)	841,844

Income taxes	-	800	-
Net income (loss)	$672,792	(575,740)	$841,844
Weighted average common shares outstanding - basic and diluted	219,226	219,226	219,226
Net income (loss) per common share - basic and diluted	$3.07	(2.63)	$3.84

PARENTECH, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Series A 8% Cumulative Convertible Preferred		Common Stock
	Shares	Amount	Shares	Amount	Stock Subscription	Stock Subscription Receivable	Additional Paid In Capital	Accumulated Deficit during Development Stage	Total
Balance December 31, 2003 since Inception	252,000	$504	42,401,593	$42,402	$169,052	$-	$2,199,856	$(5,122,007)	$(2,710,193)
Issuances of common stock for services			1,007,606	1,008			160,492		161,500
Acquisition of Common Stock From Pacific Asian Ventures Net Profit			(1,007,606)	(1,008)			(100)		(1,108)
Write off of stock subscriptions					(169,052)		169,052
Net Income								672,792	672,792
Balance December 31, 2004	252,000	$504	42,401,593	$42,402	$-	$-	$2,529,300	$(4,449,215)	$(1,877,009)

See accompanying notes to consolidated financial statements

PARENTECH, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2004	2003	Inception

Cash flows from operating activities:
Net income (loss)	$841,844	(575,740)	$(4,280,163)
Adjustments to reconcile net income (loss) to net cash provided by and used in operating activities:
Depreciation and amortization	11,134	145,164	507,616
Intangible asset impairment charge	658,971	(204,308)	964,062
Issuance of stock for services	161,500	25,600	378,964
Amortization of Discount on Royalty Agreement	-	137,140	550,716
Changes in assets and liabilities:
Accounts receivable	-		-
Deposits	-	7,833	-
Other assets	2,832	(4,331)	(1,499)
Accounts payable and accrued expenses	(329,001)	34,502	207,409
Accrued interest payable	97,945	68,590	166,535
Accrued payroll and related payables	68,806	108,650	386,286
Net cash provided by (used in) operating activities	1,514,031	(256,900)	(1,120,074)

Cash flows from investing activities:
Additions to property and equipment	-		(7,151)
Purchase of investments in joint ventures	(149,815)		(149,815)
Purchase of Intangibles	-		(81,902)
Net cash used in investing activities	(149,815)	-	(238,868)

Cash flows from financing activities:
Proceeds from notes payable	443,779	278,900	2,189,169
Write off of royalty obligations	(1,628,273)		(1,903,310)
Common stock issued for acquisitions	(1,108)	(22,000)	(1,108)
Proceeds from sale of stock	-		1,343,117
Net cash provided by (used in) financing activities	(1,354,654)	256,900	1,458,816

Net increase in cash and cash equivalents	9,562		9,562
Cash and cash equivalents at the beginning of the period	-		-

Cash and cash equivalents at the end of the period	$9,562		$9,562

Supplemental disclosures
Cash payments for income taxes	$-		$-
Cash payments for interest	$-		$-
Cancellation of stock subscriptions	(169,052)		(169,052)

Non-cash financing and investing activities
Stock issued for services	$161,500		$378,964
Stock issued for acquisitions	$-		$-
Stock issued for conversion and notes and accounts payable	$-		$-

PARENTECH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

Note 1.    Basis of Presentation

The Company was incorporated in February 2000. It has been in the development stage since its formation and is primarily engaged in the creation of products that enhance the well-being of infants. On July 7, 2000, the Company acquired the rights to an FDA-registered sound and motion device called “Nature’s Cradle,” an infant environmental transition sleep system that has been shown to enhance infant sleep, decrease infant crying and promote child development.

Because the Company meets the criteria of a development stage enterprise, as discussed more fully below, these financial statements are presented in accordance with Statements of Financial Accounting Standards (“SFAS”) Number 7, Accounting and Reporting by Development Stage Enterprises”.
Development Stage Enterprise

The Company is currently devoting substantially all of its efforts to establishing a new business and its planned principal operations have not commenced as of December 31, 2004. In their efforts to establish a new business, management has been developing business and marketing plans that include the following: the preparation of a financial plan, cash forecast and operating budget; the identification of sources for additional equity capital and debt financing; the commencement of research and development activities; the review of personnel requirements and the initiation of employment searches, recruiting and hiring technicians and management and industry specialists; the acquisition of operational and technological assets; and the development of marketing and distribution strategies. General and administrative expenses include professional fees, internet service charges, and other related operating expenses. Research and development expenses include those costs incurred to develop new products and enhance the existing “Nature’s Cradle” product.

 Note 2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Bridgetech and its wholly owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, Bridgetech evaluates its estimates and assumptions including, but not limited to, the estimated useful lives of property and equipment and the allowance for doubtful accounts. Actual results may differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation for comparative purposes.

Revenue Recognition

Revenue includes product sales and demonstration units. Bridgetech recognizes revenue from product sales and demonstration units upon shipment, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collectibility is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Cash and Cash Equivalents

Bridgetech considers currency on hand, demand deposits, and all highly liquid investments with an original purchase maturity of three months or less to be cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate estimated fair value because of the short-term maturities of those financial instruments.

Accounts Receivable

Substantially all of Bridgetech’s accounts receivable balance relate to trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Bridgetech’s best estimate of the amount of probable credit losses in its existing accounts receivable. Bridgetech maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments for products and services. Accounts with known financial issues are first reviewed and specific estimates are recorded. The remaining accounts receivable balances are then grouped in categories by the amount of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

Inventories

Inventories are stated at the lower of average cost or market. On a quarterly basis, Bridgetech assesses the realizability of all inventories to determine whether adjustments for impairment are required. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated realizable value based on assumptions about future demand and market conditions.

Property and Equipment

Property and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed in the period the cost is incurred. Equipment is depreciated over the estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, or the remaining term of the lease, whichever is less. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are relieved from the accounts, and resulting gains or losses are included in other income (expense) in the consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but is reviewed at least annually for impairment. The test is performed by deducting the fair value of all assets and liabilities from the total estimated fair value to determine residual goodwill. As of December 31, 2005, Bridgetech completed its annual goodwill impairment test and determined that impairments existed.

Other intangible assets principally consist of patents and are amortized over their estimated useful life. Amortization expense was $23,285 and $11,134 in 2005 and 2004, respectively. As of December 31, 2005 Bridgetech completed an intangible asset impairment test and determined that impairment existed.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable, Bridgetech reviews its long-lived assets for impairment. If the future undiscounted cash flows are less than the carrying amount of that asset, impairment exists. Bridgetech recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Fair value is normally assessed using a discounted cash flow model.

Stock Issued for Services

The value of stock issued for services is based on management’s estimate of the fair value of the Company’s stock at the date of issue or the fair value of the services received, whichever is more reliably measurable.

Research and Development Costs

Prior to exiting development stage on December 31, 2005, the Company was required under SFAS No. 2, “Accounting for Research and Development Costs” to charge certain costs to current operations including, but not limited to: salaries and benefits; contract labor; consulting and professional fees; depreciation; repairs and maintenance on operational assets used in the production of prototypes; testing and modifying product and service capabilities and design; and other similar costs.

Income Taxes

Bridgetech uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred as a result of temporary differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse or beneficial impact on Bridgetech’s income tax provision and net income in the period in which the determination is made.

Concentration of Risk

Financial instruments that potentially expose Bridgetech to concentrations of credit risk consist principally of trade accounts receivable, and cash investments. Bridgetech performs ongoing credit evaluations and generally does not require collateral from its customers. As of December 31, 2005, four customers accounted for $15,567 and 79 percent of the total accounts receivable balance.

In 2005, revenue from ten customers accounted for $145,889 and 50 percent of Bridgetech’s total revenues. In 2004, Bridgetech had no revenues.

The carrying amounts of cash and cash equivalents approximate estimated fair value because of the short-term maturities of those financial instruments. Cash equivalents at December 31, 2005 was $32,703. Cash and cash equivalents are invested with one financial institution. Such funds are not insured by the Federal Deposit Insurance Corporation; however Bridgetech considers its credit risk associated with cash and cash equivalents to be minimal.

Bridgetech obtains some of the components that are included in its products from a limited group of suppliers, or in some cases a single source supplier. The loss of any supplier, including any single source supplier, would require obtaining one or more replacement suppliers and may also require devoting significant resources to product development to incorporate new parts from other sources into Bridgetech’s products. The need to change suppliers or to alternate between suppliers might cause delays in delivery or significantly increase Bridgetech’s costs. Although Bridgetech has insurance to protect against loss due to business interruption from these and other sources, Bridgetech cannot provide assurance that such coverage will be adequate or that it will remain available on commercially acceptable terms. Although Bridgetech seeks to reduce its dependence on these limited source suppliers, disruption or loss of these sources could negatively impact its business and damage customer relationships.

Bridgetech is dependent on continued financing from investors to sustain the operating activities. On an ongoing basis, management seeks financing in order to fund future activities. There is no assurance, however, that such financing will be available, if and when needed, or if available, such financing will be completed on commercially favorable terms, or that such operating activities in connection with products will be successful.

Accounting for Stock-Based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” Bridgetech uses the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion (“APB Opinion”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for its employee stock-based compensation. Under this method, compensation expense for employee awards is recorded only if the fair value of the underlying stock exceeds the exercise price of the option granted on the date of grant.

The following table illustrates the effect on net income as if Bridgetech had determined compensation cost based on the fair value at the grant date for stock options under SFAS No. 123:

2004
Net income as reported	$841,844
Less: Stock-based employee compensation expense determined under fair value method for all awards, net of related tax benefit	-
Pro forma net income (loss)	$841,844

Net income (loss) per share:
Basic and diluted, pro forma	$0.02
Basic and diluted, as reported	$0.02

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2004
Expected life (in years)	0
Expected volatility	0%
Risk-free interest rate	0%
Expected dividend yield	0.0%

Parentech accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS No. 123. Under this method, Parentech records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model taking into consideration appropriate discounts for lack of marketability and blockage.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles. SFAS No. 154 is effective for accounting changes and corrections of errors made during 2007, beginning on January 1, 2007. Bridgetech does not believe the adoption of SFAS No. 154 will have a material impact on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share—Based Payment” (“SFAS No. 123(R)”). This statement is a revision of SFAS No. 123, “Accounting for Stock—Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, which expresses the staff’s views on interactions between SFAS No. 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. SFAS No. 123(R) will require Bridgetech to measure all stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. In April 2005, the SEC extended the effective date for SFAS No. 123(R), and the statement is effective as of January 1, 2006 for Bridgetech.

The effects of the adoption of SFAS No. 123(R) on Bridgetech’s results of operations and financial position are dependent upon a number of factors, including the number of employee stock options outstanding and unvested, the number of stock-based awards which may be granted in the future, the life and vesting features of stock-based awards which may be granted in the future, the future market value and volatility of Bridgetech’s stock, movements in the risk free rate of interest, award exercise and forfeiture patterns, and the valuation model used to estimate the fair value of each award. Bridgetech is currently evaluating these variables in the design of its stock-based compensation program as well as the accounting requirements under SFAS No. 123(R) and SAB No. 107. In addition, Bridgetech intends to utilize restricted stock units as a key component of its ongoing employee stock-based compensation plan. These awards generally are recognized at their fair value, equal to the quoted market price of Bridgetech’s common stock on the date of issuance, and this amount is amortized over the vesting period of the shares of restricted stock held by the grantee. Bridgetech believes that the adoption of SFAS No. 123(R) will have a material impact on its financial statements.

In December 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The American Jobs Creation Act (“AJCA”) introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (“repatriation provision”), provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. Bridgetech completed its evaluation of this FSP and decided not to repatriate foreign earnings under these provisions as it would not be beneficial to Bridgetech.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The amendments made by SFAS No. 153 eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement became effective for nonmonetary asset exchanges occurring in Bridgetech’s fourth quarter of 2005. The adoption of SFAS No. 153 did not have a material impact on Bridgetech’s financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred beginning in Bridgetech’s first quarter of 2006. Bridgetech does not believe that the adoption of SFAS No. 151 will have a material impact on its financial statements.

Note 3.  Subsequent Events

In February of 2005, the Company was acquired by Bridgetech Holdings International, Inc.

Note 4. Goodwill and Other Intangible Assets

In December 2004, Parentech assessed the recoverability of other intangible assets associated with the an acquisition in July 2000 of four patent pending applications in the Untied States, Canada, Europe and Japan and determined that these assets were impaired at that time. As a result of the assessment, Parentech recorded a $658,971 intangible asset impairment charge.

Note 5. Notes Payable

At December 31, 2004, notes payable totaled $1,462,210 and represented funds advanced to fund the development programs at Parentech, Inc the predecessor company, and Bridgetech. The debt holders consisted of two related parties, two vendors and twenty-two holders of convertible notes. These notes, along with $205,431 of accrued interest and $162,667 in deferred payroll were converted into 1,600,000 Bridgetech Common Shares on April 1, 2005 represented 1,461,237 attributable to conversion of the Company’s debt and the remaining stock attributable to accrued salaries was 138,753 common shares.

Note 6. Income Taxes

The provision for income taxes:

December 31, 2004
Current
U.S. Federal	$294,000
State	42,000
Total current	336,000
Change in valuation allowance	(336,000)

Benefit from operating loss carryforward	-
Provision for income taxes, net	$-
The effective tax rate on income before taxes differs from the U.S. federal statutory tax rate as a result of the following:

December 31, 2004
U.S. Federal statutory rate	35.0%
(Decrease) increase in valuation allowance	(40.0)
Other	5.0
Effective tax rate	0.0%

The components of non-current deferred tax assets were as follows:

December 31, 2004
Net operating loss carry-forwards expiring after the year 2024	$1,711,000

Less valuation allowance
Deferred tax asset	$1,711,000

Parentech had a valuation allowance of $1,711,000 at December 31, 2004. Parentech does not intend to reverse the valuation allowance at this time. Parentech provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” using an asset and liability based approach and requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. On a quarterly basis, Parentech evaluates both the positive and negative evidence bearing upon the realizability of its deferred tax assets. Parentech considers future taxable income, ongoing prudent and feasible tax planning strategies, and the ability to utilize tax losses and credits in assessing the need for a valuation allowance. Should Parentech determine that it is not able to realize all or part of its other deferred tax assets in the future, a valuation allowance would be required resulting in an expense recorded within the provision for income taxes in the Statement of Operations in the period in which such determination was made. It is reasonably possible that the amount of the deferred tax asset considered realizable could be reduced in the near term if future taxable income is reduced.

Note 7.  Subsequent Events

Change of Business Focus

During December of 2004, the company began merger discussions with Bridgetech Holdings International, Inc. (“Bridgetech”). Bridgetech was formed to leverage an extensive network of relationships throughout Asia and the world for emerging healthcare technologies. The Company believed that a partnership or merger with Bridgetech would expand its manufacturing and distribution entity to a multi-faceted presence in Asia and the U.S.

1:200 Reverse Stock Split

Effective January 30, 2005 the Company completed a 1:200 reverse stock split. The total common shares outstanding of 42,401,593 were split into 212,008.

Transaction with Bridgetech and Name Change to Bridgetech

Effective February 3, 2005, the Company issued 5,814,357 shares of its common stock to the shareholders of Bridgetech Holdings International, Inc., a Florida corporation (“Old Bridgetech”). In exchange, the Old Bridgetech shareholders surrendered their shares of Old Bridgetech stock. In connection with this transaction, (“the Company changed its name to Bridgetech Holdings International, Inc. (“Bridgetech”) with its new trading symbol becoming BGTH.

Conversion of Debt to Equity

Effective, April 1, 2005, certain debt of the Company was converted into equity of the new Bridgetech entity. These debt holders consisted of two related parties, two vendors and 22 holders of convertible notes. The total debt converted was $1,956,096 which was converted into 1,583,290 shares at a conversion price of $1.236 per share.

Investments/Repayment of Debt

During 2004, the Company loaned $149,815 to Source Atlantic, Inc., as part of an effort to complete a merger with that company. The merger was abandoned in December of 2004 at which time, it was agreed to convert the note into an investment in Source. In October of 2005, Source had been successful in raising new capital and agreed to convert the investment back into a note payable, at which time the note was paid off.

RETAIL PILOT, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

Period from June 7, 2004 (Inception) to December 31, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders’ of
Retail Pilot, Inc.

We have audited the accompanying balance sheet of Retail Pilot, Inc. (a California Subchapter-S Corporation) (the “Company”) as of December 31, 2004 and the related statements of operations and stockholders’ deficit and cash flows for the period August 1, 2004 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retail Pilot, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As more fully described in Note B, the Company needs to seek new sources or methods of financing or revenue to pursue its business strategy, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jewett, Schwartz, and Associates
Hollywood, Florida
April 12, 2006

RETAIL PILOT, INC.
BALANCE SHEETS

As of December 31,
2004

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$9,969
Trade receivables, net	149
Inventories, net	40,000

TOTAL CURRENT ASSETS	50,118

PROPERTY AND EQUIPMENT, net	5,543

TOTAL ASSETS	$55,661

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	$42,085
Accrued expenses	2,715
Loan payable - related party	341,442

TOTAL CURRENT LIABILITIES	386,242

TOTAL LIABILITIES	386,242

ACCUMULATED DEFICIT	(330,581)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$55,661

RETAIL PILOT, INC.

STATEMENT OF OPERATIONS AND STOCKHOLDERS' DEFICIT

Period From June 7, 2004 (Inception) to December 31, 2004

2004

Revenues, net	$50,151

Cost of sales	20,382

GROSS PROFIT	29,769

Operating expenses	352,918
Depreciation expense	326
Rent expense	1,343

TOTAL EXPENSES	354,587

LOSS FROM OPERATIONS	(324,818)

OTHER INCOME (EXPENSE)

Interest expense	5,763

NET LOSS	$(330,581)

RETAIL PILOT, INC.
STATEMENT OF CASH FLOWS

Period from June 7, 2004 (Inception) to December 31, 2004

2004
Cash Flows From Operating Activities
Net loss	$(330,581)
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	326
Changes in assets and liabilities:
Trade receivables	(149)
Inventories	(40,000)
Accounts payable	42,085
Accrued expenses	2,715

Net Cash Used by Operating Activities	(325,604)

Cash Flows From Investing Activities
Purchases of fixed assets	(5,869)
Net Cash Used in Investing Activities	(5,869)

Cash Flows From Financing Activities
Proceeds from note payable - related party	341,442

Net Cash Provided by Financing Activities	341,442

NET INCREASE IN CASH	9,969
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$9,969

Supplemental disclosure of cash flow information:
Noncash Investing and Financing Activities:
Cash paid for interest	$5,763

RETAIL PILOT, INC.

Notes to the Financial Statements
Period from June 7, 2004 (Inception) to December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Retail Pilot, Inc. (the “Company”), an S-corporation, formed in August, 2004, is in the business of developing, marketing and distributing propriety radio frequency identification or RFID and loss prevention products. Retail Pilot, Inc. through its subsidiary, ShopGuard USA, currently sell ShopGuard brand electronic article surveillance or EAS systems in the United States. Retail Pilot is now doing business as Healthcare Pilot and is focused solely on the Healthcare industry and RFID products for hospitals and medical facilities.

Principles of Consolidation

The consolidated financial statements include the accounts of Retail Pilot, Inc., and its wholly-owned subsidiary, ShopGuard USA. All significant intercompany transactions and profits have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid, short-term investments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Cash and cash equivalents and trade receivables are reflected in the financial statements at cost which approximates fair value due to the short-term nature of these accounts. The fair value of obligations under the note payable approximates the carrying amount based on current incremental borrowing rates for similar obligations with similar terms.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and trade accounts receivable. The Company places its cash with high credit financial institutions. The Company extends credit to its customers, all on an unsecured basis, after performing certain credit analysis. The Company continually performs credit evaluations of its customers and maintains an allowance for doubtful accounts for potential credit losses.

Inventory

Inventories consist primarily of antennas, tag and labels, and associated products and are stated at average cost using the first in, first out (FIFO) method of accounting.

Revenue Recognition

Product revenue is recognized upon completion of system installation or upon delivery of product. Net revenues are comprised of gross sales, less a provision for customer returns. The Company follows the guidance in Staff Accounting Bulletin No. 104, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long Lived Assets and Long Lived Assets to be Disposed Of

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets” which supersedes both SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and the accounting and reporting provisions of Accounting Practice Bulletin (APB) Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposals of a Segment of a Business and Extraordinary, Unusual, Infrequently Occurring Events and Transactions,” for the disposals of a segment of a business (as previously defined in that opinion).

Impairment losses will be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. No impairment losses have been recorded since inception.

Property and Equipment, net

Property and equipment, net, are recorded at cost and depreciated the straight-line method, over the estimated useful lives of the assets, which range from 3 to 7 years for furniture and fixtures, automobiles and equipment. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the asset. Repairs and maintenance are charged to expense as incurred.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has recently issued several new Statements of Financial Accounting Standards (SFAS) which may apply to the Company.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, "Inventory Costs." The new statement amends Accounting Research Bulletin (APB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company does not expect adoption of this statement to have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS 123(R)), “Share-Based Payment.” This statement replaces SFAS No. 123 “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) will require the fair value of all stock option awards issued to employees to be recorded as an expense over the related vesting period. The statement also requires the recognition of compensation expense for the fair value of any unvested stock option awards outstanding at the date of adoption. The adoption of SFAS 123(R) will impact the Company by requiring it to use the fair-value based method of accounting for future and unvested employee stock transactions rather than the intrinsic method the Company currently uses. The Company will adopt this SFAS as of January 1, 2006. The Company does not expect the adoption of this SFAS 123(R) to have a material impact as there are no outstanding stock options or warrants.

Non-monetary Exchange

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets—An Amendment of Accounting Principles Board (APB) Opinion No. 29, Accounting for Non-monetary Transactions" (SFAS 153). SFAS 153 eliminates the exception from fair measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Non-monetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's current financial condition or results of operations.

Conditional Asset Retirement

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 - "Accounting for Conditional Asset Retirement Obligations - an Interpretation of SFAS 143 (FIN No. 47). FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement are conditional on a future event. FIN No. 47 is effective no later than December 31, 2005. FIN No. 47 did not impact the Company for the year ended December 31, 2004.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB No. 20 and FASB 3 (SFAS No.154). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.

NOTE B - GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has operating and liquidity concerns, current liabilities exceeded current assets by $336,124 at December 31, 2004, and incurred a net loss of $380.581 and net cash of $325,604 was used in operations during fiscal year 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

The Company’s continued existence is dependent upon its ability to successfully execute its business plan. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

2004
Furniture and fixtures	$-0-
Equipment	5,869
Leasehold improvements	-0-
5,869
Less: accumulated depreciation and amortization	(326)
Property and equipment, net	$5,543

Depreciation expense for the year ended December 31, 2004 was $326.

NOTE D - NOTE PAYABLE - RELATED PARTY

In August 2004, the Company entered into an open maturity loan agreement with one of the officers of the Company for $341,442. The note carries an interest rate of prime plus 1% and is due upon demand. The unpaid loan amount at December 31, 2004 totaled $341,442.

Interest expense for 2004 was $5,763.

NOTE E - SUBSEQUENT EVENTS

Acquisition by Bridgetech Holdings International, Inc.

In March 2005, Bridgetech acquired 80% of the outstanding capital stock of Retail Pilot, Inc.   Then, in June 2005, Bridgetech amended the agreement with Retail Pilot to provide that we would acquire 100% of the outstanding stock.  This entity does business as “Healthcare Pilot, Inc.”  Healthcare Pilot focuses on designing, providing and installing asset management and tracking products for hospitals and other health care facilities. This business was established in 2004 and currently has 12 employees.  Healthcare Pilot is currently generating revenue from supply and maintenance agreements from preexisting installations but has not yet completed its first system implementation.  Pursuant to the amendment, Bridgetech agreed to issue 585,406 shares of the Company’s common stock to Mr. Chermak, the sole shareholder of Healthcare Pilot. Up to the point of the initial transaction in March 2005, Michael Chermak was the Chairman of the Board of Directors and the Chief Executive Officer of Healthcare Pilot.  Mr. Chermak has also made a verbal commitment to guarantee a loan to Healthcare Pilot by Indymac Bank in the principal amount of $341,442, the entire amount of which remains outstanding.  The loan bears interest at a rate of 8.5% and is payable on demand.

Litigation

On August 20, 2005, the Company was served with a complaint filed by Carttronics, LLC, a California limited liability company, in the Superior Court of San Diego, California.  Along with the Company, Retail Pilot, Inc., Michael Chermak and several other non-executive employees of the Company were named as defendants in this lawsuit.  Carttronics alleges, among other things, that the defendants misappropriated trade secrets of Carttronics related to its shopping cart, loss prevention technology and engaged in unfair competition with Carttronics.  Carttronics seeks both injunctive relief and unspecified monetary damages.  The Company has engaged local counsel and intends to defend itself vigorously in this matter.  The Company has not developed any product in this market, has no plans to develop a product in this market, has never gained a customer nor earned any revenue in this market and is not currently using that technology in any of its current product offerings. The Company does not anticipate that this litigation will result in a material adverse effect to the Company.

INTERNATIONAL MEDLINK, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

Year ended December 31, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders’ of
International Medlink, Inc.

We have audited the accompanying balance sheet of International Medlink, Inc. (a Texas Corporation) (the “Company”) as of December 31, 2004 and the related statements of operations and stockholders’ deficit and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Medlink, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As more fully described in Note B, the Company needs to seek new sources or methods of financing or revenue to pursue its business strategy, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jewett, Schwartz, and Associates
Hollywood, Florida
April 12, 2006

INTERNATIONAL MEDLINK, INC.
BALANCE SHEETS

As of December 31,
2004
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$100
Other current assets	2.761

TOTAL CURRENT ASSETS	2,861

PROPERTY AND EQUIPMENT, net	-

TOTAL ASSETS	$2,861

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	6,070
Cash overdraft	5,416

TOTAL CURRENT LIABILITIES	11,486

TOTAL LIABILITIES	11,486

Stockholders equity	36,257
Accumulated deficit	(44,882)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$2,861

INTERNATIONAL MEDLINK, INC.

STATEMENT OF OPERATIONS AND STOCKHOLDERS' DEFICIT

Year ended December 31, 2004

2004

Revenues, net	$38,752

Cost of sales	31,002

GROSS PROFIT	29,769

Operating expenses	48,865
Depreciation expense	-
Rent expense	3,767

TOTAL EXPENSES	52,632

LOSS FROM OPERATIONS	(44,882)

OTHER INCOME (EXPENSE)	-

Interest expense	-

NET LOSS	$(44,882)

INTERNATIONAL MEDLINK, INC.
STATEMENT OF CASH FLOWS

Year ended December 31, 2004

2004
Cash Flows From Operating Activities
Net loss	$(44,882)
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	-
Changes in assets and liabilities:
Other current assets	2,761
Accounts payable	6,070
Other	-

Net Cash Used by Operating Activities	(36,051)

Cash Flows From Investing Activities
Purchases of fixed assets	-
Net Cash Used in Investing Activities	-

Cash Flows From Financing Activities
Proceeds from note payable - related party	36,151

Net Cash Provided by Financing Activities	36,151

NET INCREASE IN CASH	100
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$100

INTERNATIONAL MEDLINK, INC.
Notes to the Financial Statements
Period ended December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

International Medlink, Inc. (the “Company”), an corporation, formed in October, 2003, is in the business of recruiting, training and placing qualified nursing candidates from the Philippines into medical facilities in the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of International Medlink, Inc., and its wholly-owned subsidiary, Pacific Rim Nurses, LLC. All significant intercompany transactions and profits have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid, short-term investments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Cash and cash equivalents and trade receivables are reflected in the financial statements at cost which approximates fair value due to the short-term nature of these accounts. The fair value of obligations under the note payable approximates the carrying amount based on current incremental borrowing rates for similar obligations with similar terms.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and trade accounts receivable. The Company places its cash with high credit financial institutions. The Company extends credit to its customers, all on an unsecured basis, after performing certain credit analysis. The Company continually performs credit evaluations of its customers and maintains an allowance for doubtful accounts for potential credit losses.

Revenue Recognition

Product revenue is recognized upon completion of system installation or upon delivery of product. Net revenues are comprised of gross sales, less a provision for customer returns. The Company follows the guidance in Staff Accounting Bulletin No. 104, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment, net

Property and equipment, net, are recorded at cost and depreciated the straight-line method, over the estimated useful lives of the assets, which range from 3 to 7 years for furniture and fixtures, automobiles and equipment. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the asset. Repairs and maintenance are charged to expense as incurred.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has recently issued several new Statements of Financial Accounting Standards (SFAS) which may apply to the Company.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, "Inventory Costs." The new statement amends Accounting Research Bulletin (APB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company does not expect adoption of this statement to have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS 123(R)), “Share-Based Payment.” This statement replaces SFAS No. 123 “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) will require the fair value of all stock option awards issued to employees to be recorded as an expense over the related vesting period. The statement also requires the recognition of compensation expense for the fair value of any unvested stock option awards outstanding at the date of adoption. The adoption of SFAS 123(R) will impact the Company by requiring it to use the fair-value based method of accounting for future and unvested employee stock transactions rather than the intrinsic method the Company currently uses. The Company will adopt this SFAS as of January 1, 2006. The Company does not expect the adoption of this SFAS 123(R) to have a material impact as there are no outstanding stock options or warrants.

Non-monetary Exchange

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets—An Amendment of Accounting Principles Board (APB) Opinion No. 29, Accounting for Non-monetary Transactions" (SFAS 153). SFAS 153 eliminates the exception from fair measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Non-monetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's current financial condition or results of operations.

Conditional Asset Retirement

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 - "Accounting for Conditional Asset Retirement Obligations - an Interpretation of SFAS 143 (FIN No. 47). FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement are conditional on a future event. FIN No. 47 is effective no later than December 31, 2005. FIN No. 47 did not impact the Company for the year ended December 31, 2004.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB No. 20 and FASB 3 (SFAS No.154). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.

NOTE B - GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has operating and liquidity concerns, current liabilities exceeded current assets by $8,625 at December 31, 2004, and incurred a net loss of $44,882 and net cash of $36,051 was used in operations during fiscal year 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

The Company’s continued existence is dependent upon its ability to successfully execute its business plan. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

NOTE C - SUBSEQUENT EVENTS

Acquisition by Bridgetech Holdings International, Inc.

In June 2005, Bridgetech acquired 100% of the outstanding capital stock of International Medlink, Inc.

Proforma Consolidated Statement of Operations
Bridgetech Holdings International, Inc. and Subsidiaries
Twelve Months Ended December 31, 2005

	Full Year 2005	Pre Acquisition Data			Proforma			Adjusted
	Bridgetech		Inter.	Clarity	Bridgetech			Bridgetech
	Holdings	Retail Pilot	Medlink	Imaging	Holdings	Adjust.		Holdings

Revenues	$292,041	$46,833	$44,475	$-	$383,349		$-	$383,349

Cost of Goods	124,354	18,586	-	-	142,940		-	142,940
Depreciation	28,060	489	-	-	28,549		-	28,549
Inventory Write off	234,051	-	-	-	234,051		0	234,051
Cost of Sales	386,465	19,075	-	-	405,540		-	405,540
								-
Gross Profit	(94,424)	27,758	44,475	-	(22,191)		-	(22,191)
								-
Operating Costs	4,186,500	204,600	28,972	14,323	4,434,395		-	4,434,395
Research & Development	150,511	-	-	-	150,511		-	150,511
Write off of Intellectual Property	196,389	-	-	-	196,389		-	196,389
Write off of Goodwill	565,796	-	-	-	565,796		-	565,796
								-
Operating Costs	5,099,196	204,600	28,972	14,323	5,347,091		-	5,347,091
								-
Operating Loss	(5,193,620)	(176,842)	15,503	(14,323)	(5,369,282)		-	(5,369,282)
								-
Other Income	(3,579)	-	-	-	(3,579)		-	(3,579)
Interest Expense	21,435	5,662	-	-	27,097		-	27,097
								-
Income/(Loss) before Taxes	$(5,211,476)	$(182,504)	$15,503	$(14,323)	$(5,392,800)	$		$(5,392,800)

PART III

ITEM 1. INDEX TO EXHIBITS

EXHIBIT	DESCRIPTION

2.1	Agreement and Plan of Merger and Reorganization by and among Parentech, Inc. and Bridgetech Acquisition Corp. and Bridgetech Holdings International, Inc.

3.1	Articles of Incorporation of Bridgetech Holdings International, Inc.

3.2	Bylaws of Bridgetech Holdings International, Inc.

10.1	Joint Venture Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.2	First Amendment to Joint Venture Agreement, dated as of June 30, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.3	Second Amendment to Joint Venture Agreement, dated July 25, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.4	Management Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.5	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of Clarity Imaging International, Inc.

10.6	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of International MedLink, Inc.

10.7	Stock Purchase Agreement, dated March 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.

10.8	First Amendment to Stock Purchase Agreement, dated June 23, 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.

10.9	Non-Exclusive Distributor Contract, dated January 8, 2006, by and between Bridgetech Holdings International, Inc. and Sovereign Tracking Systems, L.L.C.

10.10	Course Content Agreement, dated February 4, 2005, between International Medlink, Inc. and Vanderbilt University

10.11
Patent and Technology License Agreement, dated October 18, 2005, by and between the Board of Regents of the University of Texas System, on behalf of The University of Texas M.D. Anderson Cancer Center, and Bridgetech Holdings International, Inc.

10.12	Strategic Partnership Agreement, dated June 7, 2005, by and between Bridgetech Holdings International, Inc. and Mary Crowley Medical Research Center.

10.13	Employment Agreement, dated January 6, 2006, by and between Bridgetech Holdings International, Inc. and Herbert Y. Wong.

10.14	Employment Agreement, dated April 1, 2005, by and between Bridgetech Holdings International, Inc. and Michael Chermak.

10.15	Employment Agreement, dated March 14, 2005, by and between Bridgetech Holdings International, Inc. and Thomas C. Kuhn III.

10.16	Employment Agreement, dated October 30, 2005, by and between Bridgetech Holdings International, Inc. and Dr. Joseph C K Liu.

10.17(a)
Shareholder’s Agreement, dated 2006, in relation to Bridgetech Medical Technologies Research & Development Limited by and among Bridgetech Holdings International, Inc., the Chinese University of Hong Kong and Bridgetech Medical Technologies Research & Development Limited.

10.17(b)	Operation Agreement dated 2006, by and between Bridgetech Medical Technologies Research & Development Limited and the Chinese University of Hong Kong.

10.18	Bridgetech Holdings International, Inc 2005 Stock Option Plan

10.19	Settlement Agreement and General Release dated May 1, 2005, by and between Bridgetech Holdings International, Inc. and Scott D. Landow.

10.20	Strategic Alliance Agreement, dated February 27, 2006, by and between Bridgetech Holdings International, Inc. and The Wu Jieping Medical Foundation.

10.21	Strategic Alliance Agreement, dated February 27, 2006, by and between Bridgetech Holdings International, Inc. and The Wu Jieping Medical Foundation.

10.22	Strategic Alliance Agreement, dated October 19, 2005, by and between Bridgetech Holdings International, Inc. and MCC Global healthcare Group.

10.23	Agreement for Purchase and Sale of rights for Products, dated April 29, 2006, by and between Bridgetech Holdings International, Inc. and Andrew Xian Chen.

10.24	Agreement of Merger, dated May 2006, by and among Bridgetech Holdings International, Inc., Clarity ACES, Inc. Advanced Capsule Endoscopy Services, LLC, Dr. Adam Mezoff and Edward Young.

21.1	Subsidiaries of Bridgetech Holdings International, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIDGETECH HOLDINGS INTERNATIONAL, INC.

DATE:	December 6, 2006	BY:	/s/ Thomas C. Kuhn III
		Name:	Thomas C. Kuhn III
		Title:	President

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

2.1	Agreement and Plan of Merger and Reorganization by and among Parentech, Inc. and Bridgetech Acquisition Corp. and Bridgetech Holdings International, Inc.

3.1	Articles of Incorporation of Bridgetech Holdings International, Inc.

3.2	Bylaws of Bridgetech Holdings International, Inc.

10.1	Joint Venture Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.2	First Amendment to Joint Venture Agreement, dated as of June 30, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.3	Second Amendment to Joint Venture Agreement, dated July 25, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.4	Management Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.5	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of Clarity Imaging International, Inc.

10.6	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of International MedLink, Inc.

10.7	Stock Purchase Agreement, dated March 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.

10.8	First Amendment to Stock Purchase Agreement, dated June 23, 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.

10.9	Non-Exclusive Distributor Contract, dated January 8, 2006, by and between Bridgetech Holdings International, Inc. and Sovereign Tracking Systems, L.L.C.

10.10	Course Content Agreement, dated February 4, 2005, between International Medlink, Inc. and Vanderbilt University

10.11
Patent and Technology License Agreement, dated October 18, 2005, by and between the Board of Regents of the University of Texas System, on behalf of The University of Texas M.D. Anderson Cancer Center, and Bridgetech Holdings International, Inc.

10.12	Strategic Partnership Agreement, dated June 7, 2005, by and between Bridgetech Holdings International, Inc. and Mary Crowley Medical Research Center.

10.13	Employment Agreement, dated January 6, 2006, by and between Bridgetech Holdings International, Inc. and Herbert Y. Wong.

10.14	Employment Agreement, dated April 1, 2005, by and between Bridgetech Holdings International, Inc. and Michael Chermak.

10.15	Employment Agreement, dated March 14, 2005, by and between Bridgetech Holdings International, Inc. and Thomas C. Kuhn III.

10.16	Employment Agreement, dated October 30, 2005, by and between Bridgetech Holdings International, Inc. and Dr. Joseph C K Liu.

10.17(a)
Shareholder’s Agreement, dated 2006, in relation to Bridgetech Medical Technologies Research & Development Limited by and among Bridgetech Holdings International, Inc., the Chinese University of Hong Kong and Bridgetech Medical Technologies Research & Development Limited.

10.17(b)	Operation Agreement dated 2006, by and between Bridgetech Medical Technologies Research & Development Limited and the Chinese University of Hong Kong.

10.18	Bridgetech Holdings International, Inc 2005 Stock Option Plan

10.19	Settlement Agreement and General Release dated May 1, 2005, by and between Bridgetech Holdings International, Inc. and Scott D. Landow.

10.20	Strategic Alliance Agreement, dated February 27, 2006, by and between Bridgetech Holdings International, Inc. and The Wu Jieping Medical Foundation.

10.21	Strategic Alliance Agreement, dated February 27, 2006, by and between Bridgetech Holdings International, Inc. and The Wu Jieping Medical Foundation.

10.22	Strategic Alliance Agreement, dated October 19, 2005, by and between Bridgetech Holdings International, Inc. and MCC Global healthcare Group.

10.23	Agreement for Purchase and Sale of rights for Products, dated April 29, 2006, by and between Bridgetech Holdings International, Inc. and Andrew Xian Chen.

10.24	Agreement of Merger, dated may 2006, by and among Bridgetech Holdings International, Inc., Clarity ACES, Inc. Advanced Capsule Endoscopy Services, LLC, Dr. Adam Mezoff and Edward Young.

10.25	Stratigic Alliance Agrement dated October 19, 2005 between Bridgetech and MMC Global Healthcare Groups

21.1	Subsidiaries of Bridgetech Holdings International, Inc.